ARNOLD & PORTER LLP



Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206



June 14, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SUPPL

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of press releases and earnings releases, which were previously disseminated to EDC's shareholders.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896




La Electricidad de Caracas
y sus empresas filiales
una empresa 

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tel: 0212 502-2950
edcinversionistas@aes.com

Breaking Ground ceremony for "La Raisa"

Caracas, Venezuela (June 13, 2005) C. A. La Electricidad de Caracas (EDC), announced this afternoon that the Minister of Energy and Petroleum and head of PDVSA, Rafael Ramírez and EDC's President, Andrés Gluski, breaking ground for the construction of the generation thermal plant "La Raisa", located 4 Km away from the main gas pipeline, in Valles del Tuy. This plant will have two gas turbines of 100 MW each.

The plant will deliver a timely response to the growing energy demand and will allow EDC to gradually decommission of the oldest and less efficient units of its generation fleet. Also, it will contribute to the stability of the National Interconnected System.

The construction process will last for 18 months, creating 150 direct jobs and 300 indirect jobs, therefore contributing to the economic growth of the area.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

For more information, please visit: edcinversionistas@aes.com

#82-4896


PROCESSING
RECEIVED
SEC MAIL
SECTION
WASH., D.C.
192


La Electricidad de Caracas
y sus empresas filiales

una empresa 

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Colocación de la primera piedra de la Planta "La Raisa"

Charallave, Venezuela (13 de Junio de 2005) C. A. La Electricidad de Caracas (EDC), informa que en la tarde de hoy, el Ministro de Energía y Petróleo y Presidente de PDVSA, Rafael Ramírez y el Presidente de la EDC Dr. Andrés Gluski, colocaron la primera piedra en la construcción de la planta de generación térmica "La Raisa", ubicada a 4 Km de la estación de suministro de gas, en los Valles del Tuy. Esta planta contará con dos turbinas a gas de 100 MW cada una.

De esta manera, la EDC dará respuesta oportuna al crecimiento de la demanda eléctrica y planificará apropiadamente la desincorporación escalonada de las unidades más antiguas y menos eficientes de su parque generador. Además, contribuirá a la estabilidad del Sistema Interconectado Nacional.

El proceso de instalación tendrá una duración de 18 meses, generando 150 empleos directos y 300 empleos indirectos, apoyando al crecimiento económico de la zona.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial. Por favor cualquier pregunta adicional a esta nota de prensa, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com



La Electricidad de Caracas
y sus empresas filiales





82-4896

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tel: (212) 502-2950
edcinversionistas@aes.com

Extraordinary Shareholders Meeting

Caracas, Venezuela (June 13, 2005) C.A. La Electricidad de Caracas (EDC) announced today in the morning that its Extraordinary Shareholders Meeting appointed two (2) new directors and two (2) new alternates for the EDC Board of Directors, for the rest of the 2005-2006 period. The new directors and alternates are:

Arminio Borjas, who has been appointed Principal Director, is currently vice president of Legal Affairs of EDC. He has a law degree from the Universidad Católica Andrés Bello and a postgraduate degree in International Studies, with a major in Latin American Politics and International Economic Development, from the American University, Washington, D.C. Dr. Arminio represents Venezuela in the International BAR Association and is the correspondent in Venezuela of the International Arbitration Law Review. He is a member of the Venezuelan-American Chamber of Commerce and Industry, a member of the Advisory Board of the World Securities Law Report, and an arbitrator in the Caracas Chamber of Commerce.

Amelia Crespo, who was appointed Principal Director, is the vice president of External Relations. Mrs. Crespo is a civil engineer from the Universidad Católica Andrés Bello and has a postgraduate degree in Business Administration from IESA. She has had Professional Development in both the public and the private sector. Has also been a professor at the IESA.

Maritza Izaguirre Porras, who has been appointed Alternate Director, is a sociologist and has a master of science in Planning and Development from the School of Economics of the Universidad Central de Venezuela. Dr. Izaguirre has chaired the Board of Directors of SIDOR, C.A. She has been a member of the Executive Board of IESA and was representative of the Inter-American Development Bank in Mexico-D.F.

Steven Walsh, who has been appointed Alternate Director. Mr. Walsh has worked for AES since 1999 in a variety of senior positions at AES Este in Dominican Republic and Electricidad de Caracas before being appointed as president of the AES in Colombia.

The members of the Board of Directors are:

Chairman: Andrés Gluski
Principal Directors: Paul Hanrahan, Julián Nebreda, Cira Romero, Gustavo Julio Vollmer, Lorenzo Mendoza, Jonathan Coles, Amelia Crespo and Arminio Borjas.
Alternate Directors: Eduardo Bernini, Gustavo Reyna, Jane Tutoki, Nelsón Ortiz, Maritza Izaguirre and Steve Walsh.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

For more information, please visit: edcinversionistas@aes.com

#82-4896


La Electricidad de Caracas
y sus empresas filiales

una empresa 

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com



Asamblea General Extraordinaria

Caracas, Venezuela (13 de junio de 2005) C.A. La Electricidad de Caracas, informa que sus accionistas aprobaron en Asamblea General Extraordinaria celebrada el día de hoy en la mañana, la designación de dos (2) directores principales y dos (2) directores suplentes de la Junta Directiva para lo que resta del período 2005-2006, a las siguientes personas:

Arminio Borjas, designado como Director Principal. Vicepresidente de Asuntos Legales. Abogado de la Universidad Católica Andrés Bello, postgrados en The American University en Estudios Internacionales, especialidad en Política Latinoamericana y Desarrollo Económico Internacional, Washington, E.E.U.U. Representante y corresponsal por Venezuela del International BAR Association e International Arbitration Law Review. Miembro de la Cámara Venezolana Americana; árbitro de la Cámara de Comercio de Caracas y Junta Asesora del World Securities Law Report.

Amelia Crespo, designada como Director Principal. Vicepresidente de Atención al Entorno. Ingeniero Civil egresada de Universidad Católica Andrés Bello y Master en Administración de Empresas del IESA. Desarrollo profesional tanto en el sector público como en el sector privado. Ha desarrollado actividades docentes en el IESA.

Maritza Izaguirre Porras, designada como Director suplente. Sociólogo, Master en Ciencias en Planificación del Desarrollo en la Universidad Central de Venezuela, Facultad de Economía. Presidente de la Junta Directiva de SIDOR, C.A., Miembro de la Junta Ejecutiva del IESA. Fue representante en D.F. México del Banco Interamericano de Desarrollo.

Steven Walsh, designado como Director Suplente. Ha sido Vicepresidente de AES Este, en República Dominicana y la Electricidad de Caracas y actualmente Presidente de AES en Colombia.

Los miembros de la Junta Directiva son:

Presidente: Andrés Gluski
Directores Principales : Paul Hanrahan, Julián Nebreda, Cira Romero, Gustavo Julio Vollmer, Lorenzo Mendoza, Jonathan Coles, Amelia Crespo y Arminio Borjas.
Directores Suplentes: Eduardo Bernini, Gustavo Reyna, Jane Tutoki, Nelsón Ortiz, Maritza Izaguirre y Steve Walsh.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a

nivel mundial. Por favor cualquier pregunta adicional a este nota de prensa, por favor dirigirse a nuestra dirección: edcinversionistas@aes.com

#82-4896



La Electricidad de Caracas
y sus empresas filiales

una empresa 


SEC MAIL PROCESSING
RECEIVED
2005
WASH., D.C. 192 SECTION

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Tel: 0212 502-2950
edcinversionistas@aes.com

New Chief Financial Officer is appointed

Caracas, Venezuela (June 07, 2005) C.A. La Electricidad de Caracas (EDC) announces, in view of the appointment of Manuel Pérez Dubuc as President of AES Dominicana, the designation of Diego García as the new CFO for EDC.

As the Corporate Treasury Director since 2003, García has made significant contributions to the financial success of the company.

Pérez Dubuc, who held senior positions since 1999 until becoming the CFO in 2003, will lead AES's operations in Dominican Republic.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

For more information regarding this release, please visit: edcinversionistas@aes.com

#82-4896


La Electricidad de Caracas
y sus empresas filiales

una empresa 



De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

VP Ejecutivo de Finanzas

Caracas, Venezuela (07 de Junio de 2005) C.A. La Electricidad de Caracas (EDC), informa que con motivo del nombramiento de Manuel Pérez Dubuc como Presidente de AES Dominicana, se designó como Vicepresidente Ejecutivo de Finanzas a Diego García.

García, se destacó como Director Corporativo de Tesorería de la EDC desde el año 2003, en donde contribuyó significativamente a los logros financieros de la empresa.

Pérez Dubuc, quien se desempeñó como VP de Finanzas desde el año 2003, liderará las operaciones de AES en República Dominicana.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial. Para obtener respuestas a cualquier pregunta adicional acerca de esta nota de prensa, por favor diríjase a nuestra dirección: edcinversionistas@aes.com

#82-4896



La Electricidad de Caracas
y sus empresas filiales
una empresa AES



From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Director
Investor Relations
Phone: (58) (212) 502.2950
edcinversionistas@aes.com

New Chief Executive Officer is appointed

Caracas, Venezuela (May 26, 2005) EDC announces, in view of the appointment of Andres Gluski as regional President of AES's Latin America group, the designation of Julian Nebreda as the new Chief Executive Officer.

Nebreda, who is serving as CEO of AES Dominicana since 2003 and held EDC's CFO position, will preside the company from July 1st.

Gluski, as regional President, will lead AES's operations in Argentina, Brazil, Chile, Colombia, Dominican Republic, El Salvador, Panama, and Venezuela. Besides his new function, he will continue acting as Chairman of the Board of Directors.

The Board of Directors calls its shareholders to an Extraordinary General Assembly, to be held on June 13, 2005, to consider the appointment of two principal and two alternate directors of the Board of Directors, for what remains of 2005-2006 period.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.
In case of doubts concerning this press release, please visit us at: edcinversionistas@aes.com


SECTION
WASH., D.C.
2005


La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Álvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Nuevo Presidente Ejecutivo

Caracas, Venezuela (26 de Mayo de 2005) C.A. La Electricidad de Caracas (EDC), informa que a razón del nombramiento de Andrés Gluski como Presidente de AES para América Latina, se designó como nuevo Presidente Ejecutivo a Julián Nebreda.

Nebreda, quien está ocupando el cargo de Presidente de AES Dominicana, desde el año 2003, y anteriormente se desempeñó como Vicepresidente Ejecutivo de Finanzas de la EDC, presidirá la Empresa a partir del 1 de Julio del presente año.

Gluski como Presidente regional, liderará las operaciones de las empresas en Argentina, Brasil, Chile, Colombia, República Dominicana, El Salvador, Panamá y Venezuela. Además de esta función, continua como Presidente de la Junta Directiva de la EDC.

La Junta Directiva convoca a sus accionistas a la realización de una Asamblea General Extraordinaria a celebrarse el día 13 de Junio de 2005, para tratar --como punto único-- la designación de dos miembros principales y dos miembros suplentes de la Junta Directiva, para lo que resta del período 2005-2006.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial. Para obtener respuestas a cualquier pregunta adicional acerca de este reporte, por favor diríjase a nuestra dirección: edcinversionistas@aes.com



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

C. A. LA ELECTRICIDAD DE CARACAS ANNOUNCES ITS CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND YEAR END 2004

For the fourth quarter, EDC recorded a net profit of Bs. 42.1 billion, with Operating Revenue of Bs. 327.6 billion while EBITDA stood at Bs. 164.6 billion with an EBITDA margin of 50.2%.

HIGHLIGHTS

- The Operating Revenue during the year amounted to Bs. 1,257.9 billion.
- EBITDA for the year 2004 stood at Bs. 647.1 billion with an EBITDA margin of 51.4 %.
- The net loss for the year totaled Bs. 4.6 billion.
- On October, EDC placed notes for US$ 260 MM for 10 years in the international markets to pre pay external debt for US$ 133.8 MM.
- Total debt at the end of the year was US$ 780 MM.
- The merger of CALEV and ELEGGUA with EDC became effective on December 30.
- EDC paid an extraordinary dividend of Bs. 15.28 / share on December 16, 2004.
- Cadivi authorized payment of extraordinary dividends, in dollars (as a result of the September 28, 2004 dividend payment of Bs. 36.65 /share) to ADS shareholders at the official rate of Bs. 1,920 per US$, for a total amount of US$ 52.4 MM.

EXTERNAL FACTORS (*)

- Accrued inflation at the end of the year stood at 19.2%. Whereas quarterly inflation amounted to 3.9% (down 143 bps from 2003).
- The Wholesale Price Index (WPI) increased by 22,45% in 2004.
- Accrued devaluation in 2004 was 20% (Bs.1,920/US$).
- The GDP for the 2004 increased by 18.4%. (**)
- The average unemployment rate at the end of December stood at 10.9%

** Source: BCV and INE*

***Estimation from Metroeconomica.*

FINANCIAL RESULTS

The Financial Results included in this report have been prepared in accordance with the "Standards for preparing Financial Statements for Entities regulated by the National Securities Commission (CNV)" and in accordance with the Generally Accepted Accounting Principles in Venezuela issued by the Association of Public Accountants of Venezuela. Results are expressed in millions of constant Bolivars as of December 31, 2004, in accordance with the aforementioned Association's Declaration of Accounting Principles number 10: "Standards for preparing Financial Statements Adjusted for Inflation."

Quarterly Comparison: (millions of Bs.)	4Q 03	1Q 04	2Q 04	3Q 04	4Q 04
Operating Revenues	343,410	295,753	303,059	331,491	327,572
Operating Expenses	(159,863)	(143,677)	(132,548)	(171,612)	(162,986)
EBITDA	183,547	152,076	170,511	159,879	164,586
EBITDA MARGIN	53.45%	51.42%	56.26%	48.23%	50.24%
NET INCOME (LOSS)	82,396	(88,862)	13,929	28,160	42,126

Contact:
Scarlett Alvarez U.
Director, Investor Relations
58-212/ 502.2950
edcinversionistas@aes.com
www.laedc.com.ve

The EBITDA Margin for the year ending December 2004 stood at 51.4%.

(millions of Bs.)	2003	2004	Var. Bs.	Var. %
Operating Revenues	1,278,688	1,257,875	(20,813)	-1.63%
Operating Expenses	(587,720)	(610,823)	23,103	3.93%
EBITDA	**690,968**	**647,052**	**(43,916)**	**-6.36%**
EBITDA MARGIN	**54.04%**	**51.44%**	**(260) bps**	
NET INCOME (LOSS)	**92,694**	**(4,647)**	**(97,341)**	

The tariff lag contributed to the reduction in the 2004 Operating Revenue.

During 2004, **Operating Revenue** totaled Bs. 1.26 trillion, down 1.6% from 2003. This is the result of a tariff lag with respect to the year's inflation rate, as well as a drop in energy sales to the National Interconnected System (NIS) due to the recovery of Guri Dam water levels. The decrease in the Operating Revenue was offset by a 2.8% increase in electricity demand in the service area.

Operating Revenue in the fourth quarter of 2004 stood at Bs. 327.6 billion, which represents a 4.6% decrease compared to the fourth quarter 2003. This is in spite of a 0.2% increase in energy demand in the service area for the quarter and the initiatives carried out by the recently created Losses Coordination Unit. This Unit reversed the upward trend of the indicator for monthly Energy losses, recovering 103.6 GWh during the quarter.

Operating Income (Millions of Bs.)


1,278,688
1,257,875
343,410
327,572
2003
2004
4Q 03
4Q 04

Operating expenses raised 3.9% during 2004.

Operating Expenses (without depreciation) for 2004, totaled Bs. 610.8 billion, increasing by 3.9% with respect to 2003. This upward trend is mainly due to the following:
a) An increase in employee labor expenses due to the application of the second phase of the salary increase agreed upon in the 2003 Collective Bargaining Agreement; b) An increase in expenditures in municipal taxes for energy sales proportional to the 2.8% increase in energy demand for 2004; c) A 39.7% increase in fuel prices. The impact of this was however partially offset by savings obtained as a result of the agreement with EDELCA to purchase hydroelectric energy. Savings were obtained both in fuel consumption and the operating expenses of power facilities.

Total Operating Expenses (without depreciation) during the fourth quarter of the year 2004, increased by 1.9% with respect to the same quarter in 2003. This increase was in part offset by the cost reduction plan that is currently underway.

Operating Expenses (Millions of Bs.)


587,720
610,823
159,863
162,986
2003
2004
4Q 03
4Q 04

EBITDA at the end of the year stood at Bs. 647.1 billion with an EBITDA Margin of 51.4%.

The **EBITDA** for 2004 stood at Bs. 647.1 billion, down 6.4% with respect to 2003, this was the result of both, the 1.6% decrease in the Operating Revenue and 3.9% increase in Operating Expenditures. The EBITDA represents 4.8 times the interest expenses.

The **EBITDA Margin** for the year stood at 51.4%, down 260 bps compared to 2003.

The EBITDA and EBITDA Margin for the fourth quarter of 2004 stood at Bs. 164.6 billion and 50.2% respectively.


EBITDA (Millions of Bs.)
690,968
647,052
183,547
164,586
2003
2004
4Q 03
4Q 04
Margin: 54,04% 51,44% 53,45% 50,24%

49.3% decrease in monetary results for the exercise.

The **Integral Cost of Financing** for 2004 increased by Bs. 25 billion (13.2%) from 2003. This was due to the decrease of: a) 49.3% in the monetary balance (because inflation was 790 bps lower than in 2003), and b) the passive monetary position as a result of debt amortization and early payment of external loans.

This increase was offset by: a) The inter-annual reduction of interest rates and financial expenses by 22%, due to lower local active interest rates and b) A net exchange gain of 14.6% with respect to 2003, due to the efficient usage of hedge instruments, that eased the devaluation effects.

Integral Cost of Financing (Millions of Bs.)

	2003	2004	4Q 03	4Q 04
Interest and Financial Expenses	(213,604)	(166,546)	(90,822)	(47,707)
Net Exchange Gain (Loss)	(171,966)	(146,886)	55,438	5,518
Result of Exposure to Inflation	196,845	99,736	24,671	17,535
	(188,725)	**(213,696)**	**(10,713)**	**(24,653)**

During 2004, a net loss of Bs. 4.6 billion was reported

During 2004 EDC could not completely offset the effects of the currency devaluation (20% compared to US$) and the increase in operating expenses, even though a costs-reduction plan had been undertaken by Management. The tariff lag in 2004 had an impact on the company's financial results for the exercise ending in December 2004. This produced a **Net Loss** of Bs. 4.6 billion.

In the fourth quarter a **Net Income** of Bs. 42.1 billion was recorded. This is 48.9% lower than the income obtained in the same quarter in 2003. This reduction was partially due to early additional charges resulting from the early payment of foreign loans.

This is part of the refinancing strategy started by the company to improve the debt maturity profile.


Net Income (Loss) (Millions of Bs.)
92,694
(4,647)
82,396
42,126
2003
2004
4Q 03
4Q 04

During 2004, Bs.64.78 were paid per share

Dividends

On December 16, 2004, a extraordinary dividend of Bs. 15.28/share (Bs. 764 by ADS) was paid in cash. This payment was made to shareholders registered as of December 08, 2004. During 2004 the total dividends paid per share reached 64.78 Bs. (Bs. 3,239 by ADS).


Dividends paid Bs./Share
(total year)
56.00
82.05
17.50
6.00
64.78
2000
2001
2002
2003
2004

The merger of CALEV and ELEGGUA with EDC was effective on December 30, 2004

Merger CALEV-ELEGGUA with EDC

On December 30, 2004 the merger of affiliates C.A. Luz Eléctrica de Venezuela and C.A. Electricidad de Guarenas and Guatire with C.A. La Electricidad de Caracas became effective.

This merger was agreed upon in response to the separation of activities and was presented to the Ministry of Energy and Mines to comply with the stipulations of the Organic Law for Electrical Service (LOSE).


Shareholders
La Electricidad de Caracas
Luz Eléctrica de Venezuela
ELEGGUA

SUMMARY OF FINANCIAL STRATEGY

Total debt stands at US$ 780 MM

The year 2004 ended with a financial debt of US$ 780 MM, showing an increase of US$ 116 MM with respect to 2003. This variation is the consequence of placing new Notes for US$ 260 MM on the market on October 28, headed by ABN Amro. These notes have 10 years to maturity and yield 10.25%. The resources obtained by placing ABN Notes were used during the fourth quarter to make an early payment on existing short-term debts for a total of US$ 133.8 MM. This early payment program will be continued throughout the first quarter of 2005.

During the first semester of 2004, a Syndicated Loan for Bs. 200 billion (US$ 104 MM) was approved as well as a loan from ABN Amro Bank for US$ 50 MM.

These financing arrangements increased the average life of the debt to 4.18 years, significantly improving with respect to 2003.

Cost of the Debt 10.33%
Average life of the debt 4.18 years

The average weighted cost of the debt for 2004 was 10.33% for the total debt, 8.46% for foreign currency debt, and 16.88% for local currency debt.

Financial leverage (Debt/Equity) stood at 51.0%.

Total Financial Debt
(In million US$)


Years
2000
2001
2002
2003
2004
1,160
1,099
794
664
780
32.8%

Structure of the Financial Debt

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04
Bs.	19%	21%	25%	26%	22%
US$	81%	79%	75%	74%	78%
Fixed Rate	77%	78%	73%	71%	74%
Variable Rate	23%	22%	27%	29%	26%
Short Term	26%	67%	32%	34%	27%
Long Term	74%	33%	68%	66%	73%

Average Term
(in years)


1.35
1.21
1.79
1.60
4.18
4Q03
1Q04
2Q04
3Q04
4Q04

BUSINESS MANAGEMENT

Tariff Regime

The average prive for Elecar was 101.2 Bs/KWh in 2004

During 2004, the average tariff for Elecar (EDC, Calev and Eleggua) was 101.2 Bs./KWh. This was the result of adjusting the CACE (Adjustment Charge for Fuel and Energy) by 4.5% - due to a price increase in for methane gas and an increase in energy purchases – as well as the last FAP (Price Adjustment Factor) adjustment of 2.5% in December of 2003.

The average price in 2004 was:

Applicable to EDC, CALEV & ELEGGUA
(Year 2004)

Type of Service	Bs./kWh
Residential	108.3
General	110.4
Industrial	77.2
P. L. & Government	86.4
Average *	**101.2**

Applicable to CALEY
(Year 2004)

Type of Service	Bs./kWh
Residential	93.6
General	75.3
Industrial	82.4
P. L. & Government	44.8
Average	**79.5**

* Including costs for taxes and CACE (Adjusment Charge for fuel and energy)

Current Tariff:

The average price in the fourth quarter of 2004 (after the application of the current tariff) is as follows:

Applicable to EDC, CALEV & ELEGGUA
(4Q 2004)

Type of Service	Bs./kWh
Residential	110.8
General	112.5
Industrial	79.3
P. L. & Government	88.4
Average *	**103.5**

Applicable to CALEY
(4Q 2004)

Type of Service	Bs./kWh
Residential	95.2
General	76.7
Industrial	84
P. L. & Government	45.8
Average	**81.0**

* Including costs for taxes and CACE (Adjusment Charge for fuel and energy)

Generation

During 2004, net energy generation totaled 10,354 GWh

At the end of 2004, the net energy generated in our power facilities totaled 10,354 GWh, a 14.9% decrease from 2003. In the fourth quarter of 2004, net energy amounted to 2,233 GWh, 34.7% down from 2003. This is a result of the recovered Guri Dam water levels, which caused a reduction in thermoelectric production.

Through an agreement with EDELCA to purchase hydroelectric energy, EDC bought 859 GWh from the NIS to satisfy the totality of the demand in our service area. This led to cost reductions resulting from decreased use of the generating units and reduced Fuel-Oil #6 consumption.

Installed Capacity (MW)	4Q04
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

Generation and Net Energy Purchases (GWh)	4Q03	1Q04	2Q04	3Q04	4Q04
Gross Generation*	3,507	2,880	2,988	2,473	2,303
Purchased Energy (Includes CALEY)	78	73	135	717	940
Internal Consumption and Losses	(564)	(689)	(661)	(630)	(619)
Total Sold Energy	**3,021**	**2,264**	**2,462**	**2,560**	**2,623**
Net Generation	**3,420**	**2,803**	**2,913**	**2,405**	**2,233**
Plant Availability (Rolling average) (%)	**80.26**	**81.02**	**85.74**	**83.65**	**84.07**
Net Capacity Factor (%)	**70.09**	**58.40**	**54.01**	**50.44**	**46.82**

* Does no t include GENEVAPCA

Transmission and Distribution

The energy consumed totaled 11,461 GWh

During 2004, the total energy consumed by the transmission and distribution system amounted to 11,461 GWh, accounting for an inter-annual increase of 4.5%. Whereas, in the fourth quarter, the energy entering in the system amounted to 2,976 GWh, with a 3.2% increase from 2003.

Network Data

	December 31, 2004				
	230KV	69KV	30KV	Total	%
Lines installed (Km)					
Aerial	364	900	167	1,431	60.8
Underground	24	564	334	922	39.2
Total lines installed	388	1,464	501	2,353	100.0
Substations (#)	7	14	8	29	
Installed capacity (MVA)	3,340	4,563	982	8,884	

	December 31, 2004				
	12.47kV	8.3kV	4.8kV	Total	%
Lines installed (Km)					
Aerial	3,243	524	603	4,370	64
Underground	1,421	68	1,000	2,489	36
Total lines installed	4,664	592	1,603	6,859	100
Substations (#)	46	9	49	104	
Installed capacity (MVA)	3,303	89	898	4,289	
Feeders thousands (#)				1,082	

Performance Indicators

Improvements in the SAIDI (25.2%) and SAIFI results (22.1%) as compared to December 2003

At the close of the fourth quarter, the **System Average Interruption Duration Index** (SAIDI) - installed KVA with unforeseen interruptions times the duration of the interruption in minutes divided by the total KVAs - stood at 3.75 hours, showing an improvement of 25.2% with respect to December 2003.

The **System Average Interruption Frequency Index** (SAIFI) – installed KVA with unforeseen interruptions divided by total KVAs – improved by 22.1%. The indicator stands at 2.95.

Improvements reflected in these two indicators are the result of: a) enhancements in network automation, b) improvements in the system's preventive maintenance plans, and c) adding line fuses to reduce failures caused by falling trees or branches (which are the main cause of failure in the rainy season).

SAIDI
Expressed in Hours
(Annual Moving Average)


5.01
4.97
4.93
4.65
4.6
4.73
4.81
3.85
3.83
3.72
3.70
3.85
3.75
Good
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2003
2004

SAIFI
Times
(Annual Moving Average)


3.79
3.77
3.84
3.18
3.18
3.02
3.06
2.94
2.92
2.87
2.89
3.04
2.95
Good
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2003
2004

Adaptation of the Transmission Oil Laboratory

Improvements in the Transmission Oil Laboratory

During the fourth quarter, work was completed on the adaptation of the new headquarters for the Oil Laboratories. Last generation technology was incorporated for dielectric testing by means of quick, timely, precise and low-cost diagnostics, both of EDC's internal equipment, as well as that belonging to other local and foreign companies. The Oil Laboratories also began the ISO 9001-2000 certification process.

RCM@D Project

The RCM philosophy will be used in the service area

The purpose of this project is to promote the RCM methodology (Reliability Centered Maintenance) in the distribution network. In October 2004, the Implementation stage was initiated, which included a number of activities, such as: a facilitators program, induction workshops, and basic training.

In December, a goal was established for implementing this technology in the service area, thus expanding the original scope of this project. The project team is currently evaluating a method for this new implementation stage.

Retail

At the closing of the year, the Customer Assistance Network is providing for 94 collection agents

EDC continues to adapt to our customers' needs with the incorporation of 5 new payment locations. Our Customer Service Network consists of 94 collections counters in Authorized Agencies, 10 commercial offices and more than 400 bank agencies available for online payment.

Among the most significant achievements for the fourth quarter are:

- Reading estimates were reduced to 5.40%.
- Reduction in tolerance limits for validating readings and amounts invoiced (quality testing).
- Processing of low-tension meters with Consumption, recovering over 14 GWh.
- Elimination of over 8.300 disconnected meters without consumption, resulting in savings on tax payments.
- Reduction of non-invoiced Supplies to 9 of every 10.000.

Management Indicators

The number of **total registered customers** at the end of 2004 amounted to 1,094,008. 85% corresponded to residential customers, 13.6% to general customers and 1.4% to industrial and public lighting customers. The number of registered does not take into account whether they are connected nor their status in the system's data base.

By the end of 2004, the **total number of billed customers** was 976,340; 87% of whom are residential, 11.6% of whom are general, and 1.4% are industrial and public lighting.

Energy sales in the service area stood at 2,623 GWh, up 0,2% with respect to the same period in 2003.

Total Registered Customers 1,094,008

Customer (Registered)

Sectors	4Q03	1Q04	2Q04	3Q04	4Q04	4Q04 Vs 4Q03
Residential	929,839	922,512	935,289	936,876	929,483	-0.04%
Industrial	9,193	8,715	8,780	8,817	8,797	-4.31%
General	148,850	146,971	149,008	149,557	148,334	-0.35%
Street Lighting and Government	7,411	7,298	7,373	7,392	7,394	-0.23%
Total	1,095,293	1,085,496	1,100,450	1,102,642	1,094,008	-0.14%

Total Billed Customers 976,340

Customer (Supplies)

Sectors	4Q03	1Q04	2Q04	3Q04	4Q04	4Q04 Vs 4Q03
Residential	857,945	854,852	852,199	849,727	849,999	-0.93%
Industrial	6,962	5,742	6,402	6,414	6,275	-9.87%
General	113,972	112,902	113,423	113,278	113,214	-0.67%
Street Lighting and Government	6,840	7,074	6,763	6,778	6,852	-0.95%
Total	985,719	980,570	978,787	976,197	976,340	-0.95%

Energy Sales for 2004 were 9,904 GWh

Consumption (GWh) (w/o Genevapca)

Sectors	4Q03	1Q04	2Q04	3Q04	4Q04	4Q04 Vs 4Q03
Residential	912	804	877	919	936	2.63%
Industrial	531	433	470	483	499	-6.03%
General	949	827	901	924	955	0.63%
Street Lighting and Government	226	197	212	234	233	3.10%
Total Service Area	2,618	2,261	2,460	2,560	2,623	0.19%
National Interconnected System	403	3	2	0	0	-100.00%
Total (service area+NIS)	3,021	2,264	2,462	2,560	2,623	-13.17%

Accounts receivable dropped by 11.5%

Overall collections effectiveness stood at 101% at the closing of the fourth quarter of 2004. This indicator closed at 98% for private sector accounts and 115% for public sector accounts.


Collections Effectiveness
Good
1.10
1.00
0.90
0.80
0.98
0.93
0.99
0.99
1.01
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04

The accounts receivable turnover showed improvement, basically due to the collection results through the Agreement to Reduce Government Debt.

The **EDC accounts receivables turnover** for the closing of the fourth quarter of 2004 was 2.13 months compared to 2.42 in December 2003. This improvement was the effect of positive collections results from the public sector thanks to the Agreement to Reduce Government Debt.


Accounts Receivable Turnover (months)
Good
4.00
3.00
2.00
1.00
0.00
2.42
2.42
2.40
2.12
2.13
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04

Agreement to Honor the Government Debt

On July 28, 2003, EDC signed an agreement to offset the accounts receivable belonging to the government with the accounts payable owed to Petróleos de Venezuela, S.A. PDVSA. As of December 31, 2004, the company has offset Bs. 47.7 billion. As a result, the government has paid off the total balance stipulated in the aforementioned Agreement.

First service company in Venezuela to be certified in service quality.

Quality Certification ISO 9001 2000

In December, EDC received ISO 9001 2000 Certification from Fondonorma and IQNet for the Customer Service Network in its Commercial Offices –suburban area–, Help Desk and its Lighting Laboratory.

The certified processes will be based on eight quality management principles for obtaining performance improvement: a customer focused organization, leadership, personnel participation, process-based approach, management-based system approach, systematic improvement, fact-based decision making approach and a mutually beneficial relationship with providers.

This will allow EDC to make better use of its resources, to have objective-oriented personnel, to make decisions based on information and to increase the value of the organization.

Currently, the quality systems are being implemented in the different units of the organization.

Improvements in the culture for reporting and follow up on accidents

Safety for EDC Personnel

In 2004, 25 accidents were recorded with a moderate amount of lost time incidents. In order to prevent such accidents, corrective measures are being taken to improve the culture for reporting incidents and following up on accidents.


Number of Accidents
2000
73
2001
29
2002
26
2003
27
2004
25

Cost-Reduction Oriented Programs

Recovery of Transmission and Distribution Equipment

Equipment recovery contributes to cost-reductions, the optimization of the use of assets and the conservation of the environment

Optimizing the use of the assets of the electric network and environmental conservation efforts contributed to the reduction in costs during the fourth quarter. 584 pieces of equipment were recovered in repair shops, producing savings of Bs. 2.5 billion compared with the purchase price. During 2004, a total of 2,711 pieces of equipment were recovered accounting for savings of Bs. 8.4 billion, 147% above the original goal for 2004.

Recovery of Distribution Equipment


Savings MM Bs. 8,426
Savings MM Bs. 3,700
Equipment Recovery 2,711
Equipment Recovery 1,258
2003
2004

Additionally, the Transmission unit recovered different types of equipment in its repair shops: switch chambers in larger S/S (savings of Bs. 172.8 MM); cups in underground cables (savings of Bs 13.8 MM); treated oil in connection boxes and transformers (savings Bs. 197.1 MM).

Substitution of Transformers

Transformer Substitution Plan resulted in Bs. 110 MM in savings

Network transformers that were being used below capacity were relocated and installed where their capacity could be optimized, generating savings through a reduction in new equipment purchases.

The savings due to the purchase of new transformers amounted to Bs. 110 MM.

Neutrals Theft-Reduction Plan

63% reduction in neutrals thefts

In the fourth quarter, EDC continued the project for changing and installing locks in distribution basements to avoid theft of conductors, specifically neutrals. This is expected to reduce expenses for repurchasing such conductors and eliminate resulting service failures. A total of 3,500 basements were modified.

This resulted in 546 reported theft cases in the Metropolitan Area compared to 1,508 in 2003, showing a downward trend of 63%. These thefts produced a 60% reduction in losses (Bs. 140.1 MM compared to Bs. 355.7 MM). The goal for loss reduction was far surpassed.

Programs oriented towards recovering energy losses

103.6 GWh recovered during 2004 fourth quarter.

At the end of 2004, energy losses stood at 17.82%, non-technical losses being 10.34%.

Through the creation of the Energy Losses Unit a recovery level of 297.3 GWh was reached at the end of the forth quarter, accounting for 97.5% of the goal set in July 2004.

As a result of the initiatives began in the forth quarter, the following results have been achieved:

- 974 new customers;
- Recovery of 103.6 GWh, turning over the monthly losses indicator;
- Installation of 19 collective meters in higher-losses areas;
- Removal of 6,368 illegal street lights;
- Substitution of 14,590 non-calibrated meters; and
- Gauging of 95% of the remote measurement units in the distribution substations.

Last quarter, a pilot program was initiated for metering certification in smaller substations. This program currently reports an 85% progress.

An "Opportunities Map" was prepared to geographically display high-losses areas within the EDC service area. This information allows for more effective strategies to be developed for detecting and recovering non-invoiced energy. Technical and commercial information about energy losses was used as input to make the map. These activities, along with the Communications Plan encompass both the community and company.

Barrio Eléctrico

A pilot project offered a shantytown legal connections to electric service, using pre-paid meter technology

Three pilot projects are currently underway in order to test the distribution and invoicing needs in low-income areas whose residents have never been formal customers. A multitask team has been testing different technical, commercial and tariff options, to provide an adequate service according to the expectations of our future customers.

The first pilot for the Barrio Eléctrico Project started by providing electricity to a barrio (shantytown) using pre-paid meter technology and community participation.

The goal of these pilots is to find sustainable solutions that could be copied in Caracas and in other AES companies around the world. Conversations have been held and presentations given to multilateral agencies in order to raise funds.

Change your Lighting Project

"Change your Lighting" recovered 6.3 GWh

The "Change your Lighting" project began as an initiative to reduce losses. This program's objective is to remove the strings of lights using 100V incandescent light bulbs that are illegally connected. A total of 14,600 light bulbs were removed, recovering 6.3 GWh, which totals Bs. 124 MM per year. With prior authorization from the Mayor's Office and the communities, a program was started in some of the low-income areas for installing new public lighting and formalize service. In light of the benefits this program provides to the communities, the Caracas Mayor's Office decided to assume the investment costs for processing new requests.

The Customer - Transformer Relationship Project

The customer-transformer relationship provides more accurate information about each meter.

This project focuses on identifying the meters connected to each transformer in the distribution network. Significant information can be learned about each customer from their respective meter. The information becomes useful input for the following initiatives: a) losses recovery (detection of illegal connections), b) update of the commercial and distribution data bases, c) better data regarding programmed and unforeseen service interruptions, allowing to be more precise about which customers are affected by preventive maintenance or by a system failure.

At the end of 2004, advances were made in identifying substations (13 out of 73 in the metropolitan area) and customers connections were checked (28% of our customer base). The theoretical recovery potential is estimated at 198.2 GWh per year.

Client-transformer information collection should be completed by the end of 2005.

SUBSIDIARIES



At the end of the fourth quarter, Generacion de Energia y Vapor (GENEVAPCA) in addition to meeting its commitments with PDVSA, continued reducing the electric energy shortage in the Paraguana Peninsula with a contribution of 163 GWh to CADAFE. This accounts for approximately 44% of the electricity demand in the area, supporting the NIS and the Venezuelan Electric System. The total contribution for the year 2004 was 648 GWh, making up 52% of the electricity consumption in the Paraguana Peninsula.

Electric energy sales for the fourth quarter totaled 339 GWh, whereas steam sales totaled 242,288 MT.

The total sales for the year rose to 1,433 GWh, which represents a 9% increase with respect to 2003. Steam sales totaled 944,366 MT, representing a 17% increase from 2003.


Energy Contributions to the
Venezuelan Electrical System
(GWh)
136
130
177
178
163
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04



At the end of 2004, SERDECO´s Operating Revenue totaled Bs. 19.2 billion and operating expenses totaled Bs. 14.1 billion. For the fourth quarter, the Operating Revenue stood at Bs. 5.7 billion, with a drop of 6% with respect to the fourth quarter of 2003. This decrease was caused by a lag in the tariff adjustment for waste collection services and a decrease operations of gas services.

Operating expenses for the quarter stood at Bs. 4.4 billion, with a 33% decrease with respect to the same term in the previous year. This was due to a decrease in the operating regime of the Gas business and rationing self-consumption.



Commovil closed the year 2004 with an Operating Revenue of Bs. 3.3 billion and operating expenses at Bs. 1.6 billion. During the fourth quarter income totaled Bs. 787 million.

At the end of the fourth quarter, this company had 182 customers, providing services such as sales, rentals and equipment (radios and accessories) repair. Service availability reached 99.6%.



Smartpower has consolidated its position as a tech partner among a group of high energy consuming companies at the domestic level.

49% of the offers Smartpower made were accepted.



On December 15, AES network received the ISO 9001 2000 certification from Fondonorma, for its installation, operation and retail services in telecommunications.

At the end of the fourth quarter, this company had 34 customers comprised of local and international telecommunications operators as well as Internet Service Providers.

Its Operating Revenue for 2004 totaled Bs. 7.5 billion and its operating expenses totaled Bs. 3.4 billion. Forth quarter income reached Bs. 2.2 billion. Network availability for that same term stood at 99.99%.

STOCK MARKET

The share closed at the end of the year at Bs. 499.90

EDC Share

The share experienced a 13.6% increase in value in 2004 closing at Bs. 499.9. This increase is partially due to the merger of ELEGGUA and CALEV with EDC, and to the distribution of extraordinary dividends throughout 2004. Investor return for the period, including dividends, was 28.34%


EDC Share Price
(Bs.)
440
443
450
495
499.9
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04

Market capitalization decreased 5.3% with respect to the previous year

Market Capitalization

Market capitalization amounted to US$ 827 MM, down 5.3% from December 2003. This decrease is due to the 20% devaluation of the Bolivar relative to the US$ during 2004. Nevertheless, the share price increased by 13.6% during this period.


Market Capitalization
(Million US$)
873
733
744
819
827
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04

EVENTS

The format of the new electricity invoice contributes to reduce costs

New format and design for utilities invoices

As of January, EDC offers its customers a new format and design for utilities invoices. The customers will receive the same information, displayed in a simpler manner. Customer data is presented in sections: the amount due for electricity service, consumption trends, details on current charges for services provided, as well as balance regarding waste collection and sanitation services.

The new design for the invoice has a more flexible presentation, is easy to understand and is adapted to the customers requirements. The envelope was also redesigned to improve the communications process and to establish a better connection with the customer.

Additionally, trials were run on sending invoices:

-Via e-email: Residential, Commercial and Industrial Customers.

-In Digital Format: Big Customers and Public Sector

These services will be available for our customers in the first quarter of 2005, having a significant effect on customer satisfaction and reducing the costs for providing the service.

SOCIAL RESPONSIBILITY

Avila Arriba



The Avila National Park is a source of energy and life as it houses many of the country's most important ecosystems. It is located in the Northern-Central area of Venezuela and expands throughout the Capital City (parallel to the coast line) and Miranda State.

Throughout 2004, a number of activities were carried out, with the active participation of our workers and the support of the National Parks Institute (INPARQUES), including: cultivating native plants, installing new signposts in the Sabas Nieves sector, and publishing and distributing a colored map of The Avila.

Voluntary Payroll Donation


La Electricidad de Caracas



The Grade-school and Pre-school unit of the Unidad Educativa Parroquial San José, located at Carayaca in the State of Vargas opened its doors thanks to the contributions of EDC workers through the Voluntary Payroll Donation Program (AVN). This program forms part of the Community Voluntary Dividend (DVC) initiatives, and receives financial support from the International Finance Corporation (IFC), an agency belonging to the World Bank.

With an investment surpassing 700 million Bolivars, this new school will benefit more than 600 students and 500 families from Carayaca, and neighboring communities such as: La Esperanza, Tarma, Petaquire and Catia la Mar.

This initiative was carried out in hopes of developing new talents that will play an active roll in the construction of a better country.

Andres Gluski, the company's President, declared: "This year, at EDC we have kept and strengthened our commitment and collaboration by developing many social initiatives such as Donate your Change, A Light for Integration and The ElectroBus, in addition to efforts made to conserve the environment."

Donate Your Change


Dona
tu vuelto

The Donate Your Change program completed one year of operations. During these twelve months, cashiers in the Commercial Offices have encouraged customers to donate their change from paying their utility bill.

Through the Donate Your Change Program, the generous contribution of our customers of Bs. 50 MM was used for the expansion of the "Enrique de Ossó" School, located in a densely populated area of Caracas.

Upcoming projects to be financed by the Donate Your Change Program include the construction of a library and a computer laboratory for the Unidad Educativa Nuestra Señora de Coromoto school, located in a rural EDC service area.

As of October, EDC has promoted the Donate Your Change program in the media to show the impact that the donations to Fe y Alegría have on low-income areas.

As of December, the Program had collected over Bs. 135 MM.

The ELECTRObus



During the fourth quarter of 2004, the ELECTRObus welcomed 918 people, children and adults alike. Since its inauguration in November 2003, 16,026 people have visited the ELECTRObus. Guests attend interactive talks for approximately 45 minutes about electricity and efficient use in the home.

The ELECTRObus initiative has contributed to the Satisfaction Index by informing about efficient energy use, which reached an average of 80.54% in the fourth quarter.

The Market Communications Unit, together with Meters Workshop designed a "portable meter" to complement this initiative. This workshop uses a portable meter to record consumption of different types of equipment connected to it. This project supports Barrio Electrico in its effort to reach people that the ELECTRObus cannot.

Arboleda Project



This project has been carried out in the Paraguana Peninsula through our affiliate GENEVAPCA and in conjunction with other local govermental organizations in an attempt to reforest the Peninsula with native species.

Currently, 2,550 trees of different species have been planted, exceeding the original goal of 2,000. An environmental-friendly message has given in 20 educational institutions to a total 11,000 people including children, adolescents and adults, surpassing the original goal of 10,000 people for 2004.

A Light for Integration

The "Light for Integration" program was developed in conjunction with Asodeco (a pioneer institution in the area of social-labor integration for people with special needs), to provide jobs for people with different kinds of handicaps and help them develop as productive individuals.

There are currently 5 people involved in this initiative in our commercial offices. This program allows us to ratify the importance we give to solidarity, and our commitment to the country's development.

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and according to the International Accounting Standards.

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in constant bolivars as of December 31, 2004.

As of December 2004, the exchange rate was 1,920.00 bolivars per US dollar and the average exchange rate for the year was 1,886.38 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of December, 2004, was 459.65 and the average Consumer Price Index for the January-December 2004 period was 428.73.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

Please send your questions or comments to Investor Relations at **edcinversionistas@aes.com**

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2004)

	4Q03 Bs	1Q04 Bs	2Q04 Bs	3Q04 Bs	4Q04 Bs	2003 Jan-Dec Bs	2004 Jan-Dec Bs	2004 Jan-Dec MM US$
Operating Revenues	343,410	295,753	303,059	331,491	327,572	1,278,688	1,257,875	667
Operating Expenses	(159,863)	(143,677)	(132,548)	(171,612)	(162,986)	(587,720)	(610,823)	(324)
EBITDA	**183,547**	**152,076**	**170,511**	**159,879**	**164,586**	**690,968**	**647,052**	**343**
EBITDA MARGIN	**53.45%**	**51.42%**	**56.26%**	**48.23%**	**50.24%**	**54.04%**	**51.44%**	**51.44%**
Depreciation	(87,903)	(93,497)	(97,271)	(99,536)	(88,483)	(364,322)	(378,787)	(201)
EBIT	**95,644**	**58,579**	**73,240**	**60,343**	**76,103**	**326,646**	**268,265**	**142**
EBIT MARGIN	**27.85%**	**19.81%**	**24.17%**	**18.20%**	**23.23%**	**25.55%**	**21.33%**	**21.33%**
Other Income and (Expenses),Net	3,489	(14,669)	(5,773)	9,055	(13,242)	(3,172)	(24,629)	(13)
Integral Cost of Financing	(10,712)	(122,711)	(40,555)	(25,777)	(24,653)	(188,725)	(213,696)	(113)
INCOME (LOSS) BEFORE PROVISION TAXES, DISCONTINUED OPERATIONS, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	88,421	(78,801)	26,912	43,621	38,208	134,749	29,940	16
Provision for Income Tax	(3,941)	(10,064)	(13,623)	(14,048)	2,997	(40,423)	(34,738)	(18)
Discontinued Operations	3	-	1,170	(2,155)	985	(310)	(0)	(0)
Equity in Net Income of Affiliated Company	(800)	-	194	(198)	249	(37)	245	0
Minority Interest	(1,287)	3	(724)	941	(314)	(1,285)	(94)	(0)
NET INCOME (LOSS)	**82,396**	**(88,862)**	**13,929**	**28,160**	**42,126**	**92,694**	**(4,647)**	**(2)**
NET MARGIN	**23.99%**	**-30.05%**	**4.60%**	**8.49%**	**12.86%**	**7.25%**	**-0.37%**	**-0.37%**
NET INCOME (LOSS)PER SHARE	26.17	(28.23)	4.42	8.95	13.38	29.45	(1.48)	(0.00)
NET INCOME (LOSS) PER ADR	1,309	(1,411)	221	447	669	1,472.27	(73.81)	(0.04)
OUTSTANDING SHARES (millions)	3,148	3,148	3,148	3,148	3,148	3,148	3,148	3,148

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2004)

	2003 December 31	2004 December 31
ASSETS		
Current Assets	991,075	1,246,141
Cash and Cash Equivalents	535,748	768,065
Property, Plant and Equipment, net	3,905,925	3,601,589
Investments	78,604	4,896
Long Term Accounts Payable	49,401	38,034
Intangible Assets and Deferred Credits	34,074	45,243
Total Assets	**5,059,079**	**4,935,903**
LIABILITIES AND EQUITY		
Current Liabilities	786,068	755,510
Short Term Debt	348,179	407,746
Long Term Debt	919,730	1,089,386
Others Liabilities	204,989	156,709
Equity	3,148,292	2,934,298
Total Liabilities and Equity	**5,059,079**	**4,935,903**
Current Assets/Current Liabilities	**1.26**	**1.65**
Short Term Debt/Long Term Debt	**0.38**	**0.37**
Equity/Total Assets	**62.23%**	**59.45%**
Financial Debt/Total Capitalization	**28.71%**	**33.78%**

C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS DEL AÑO Y DEL CUARTO TRIMESTRE DE 2004

Para el cuarto trimestre, la EDC registró una utilidad neta de Bs. 42,1 millardos, ingresos operativos por Bs. 327,6 millardos y el EBITDA se situó en Bs. 164,6 millardos con un Margen EBITDA de 50,2%.

ASPECTOS RESALTANTES

- Los ingresos de operación durante el año alcanzaron Bs. 1.257,9 millardos.
- El EBITDA para el año 2004 alcanzó Bs. 647,1 millardos con un Margen EBITDA de 51,4%.
- La pérdida neta del año totalizó Bs. 4,6 millardos.
- En el mes de octubre EDC colocó US$ 260 MM en bonos a 10 años en el mercado internacional, destinados a la cancelación anticipada de deudas existentes.
- En el último trimestre EDC canceló por anticipado deudas externas por US$ 133,8 MM.
- Deuda total al cierre del año US$ 780 MM.
- El 30 de diciembre se hizo efectiva la fusión de CALEV y ELEGGUA con EDC.
- El 16 de diciembre de 2004 EDC pagó un dividendo extraordinario de Bs. 15,28 por acción.
- Cadivi autorizó pago de dividendo extraordinario en dólares (resultante del pago de dividendos del 28 de septiembre de 2004 de Bs. 36,65 por acción) a tenedores de ADS a tasa oficial de Bs. 1.920 por US$, por un monto total de US$ 52,4 MM.

FACTORES EXTERNOS (*)

- La Inflación acumulada al cierre de año fue 19,2%; mientras que la inflación del trimestre fue 3,9% (menor en 143 bps con respecto al mismo trimestre del 2003).
- El Indice de Precios al Mayor (IPM) creció 22,45% durante el año.
- Devaluación acumulada del año: 20% (Bs.1.920/US$).
- El PIB durante el año 2004 creció 18,4%. (**)
- Desempleo promedio al cierre de diciembre fue 10,9%.

( ) Fuente: BCV e INE*
(**) Estimación de Metroecónomica.

RESULTADOS FINANCIEROS

Los Resultados Financieros, que se presentan en este informe, han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores" (CNV) y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela y están expresados en millones de bolívares constantes al 31 de diciembre de 2004, de acuerdo con la DPC 10 "Normas para la Elaboración de Estados Financieros Ajustados por Efectos de la Inflación".

'ersona Contacto:
;carlett Alvarez U.
)irectora
Relaciones con
nversionistas
;8-212/ 502.2950
dcinversionistas@aes.com
www.laedc.com.ve

Comparación Trimestral: (millones de Bs.)	4T 03	1T 04	2T 04	3T 04	4T 04
Ingresos de Operación	343.410	295.753	303.059	331.491	327.572
Gastos de Operación	(159.863)	(143.677)	(132.548)	(171.612)	(162.986)
EBITDA	**183.547**	**152.076**	**170.511**	**159.879**	**164.586**
MARGEN EBITDA	**53,45%**	**51,42%**	**56,26%**	**48,23%**	**50,24%**
Utilidad (Pérdida) Neta	**82.396**	**(88.862)**	**13.929**	**28.160**	**42.126**

l Margen EBITDA por el año terminado en diciembre de 2004, se ubicó en 51,4%

Por los años terminados el: (millones de Bs.)	31-12-03	31-12-04	Var. Bs.	Var. %
Ingresos de Operación	1.278.688	1.257.875	(20.813)	-1,63%
Gastos de Operación	(587.720)	(610.823)	23.103	3,93%
EBITDA	**690.968**	**647.052**	**(43.916)**	**-6,36%**
MARGEN EBITDA	**54,04%**	**51,44%**	**(260) bps**	
Utilidad (Pérdida) Neta	**92.694**	**(4.647)**	**(97.341)**	

Durante el año 2004, el rezago tarifario incidió en la disminución de los ingresos de operación

Durante el año 2004 los **Ingresos de Operación** totalizaron Bs. 1.257,9 millardos disminuyendo en 1,6% con respecto a los obtenidos en el año anterior, como consecuencia de la ausencia de aumentos en las tarifas, los cuales presentan un rezago con relación a la inflación acumulada del año, así como también, al descenso en los aportes de energía al Sistema Interconectado Nacional (SIN), debido a la recuperación de la cota del Embalse de Guri. Esta disminución en los ingresos de operación se compensa con el incremento de la demanda de energía de 2,8%, para la zona servida.

Los ingresos de Operación se situaron en el cuarto trimestre de 2004 en Bs. 327,6 millardos, cifra que representa una disminución de 4,6% en comparación con el mismo trimestre del año anterior; a pesar del incremento de la demanda de energía en la zona servida de 0,2% durante el trimestre y al despliegue de las iniciativas llevadas a cabo por la unidad de Coordinación de Pérdidas; logrando revertir la tendencia creciente del indicador de pérdidas mensuales de energía al recuperar 103,6 GWh durante el trimestre.


Ingresos de Operación (Millones de Bs.)
1.278.688
1.257.875
343.410
327.572
2003
2004
4T 03
4T 04

Los gastos operativos aumentaron 3,9% durante el año 2004

Los **Gastos de Operación (sin depreciación)** para el año 2004 totalizaron Bs. 610,8 millardos, aumentando en 3,9% con respecto al año anterior. Este aumento obedece principalmente a la influencia de los siguientes factores:
a) Aumento del costo de la mano de obra propia por el efecto de la aplicación, a partir del mes de enero de 2004, de la segunda parte del incremento salarial acordado en la Convención Colectiva de Trabajo, que entró en vigencia a mediados del año 2003; b) Aumento del gasto por concepto de impuestos municipales relacionados con la venta de energía, en proporción al crecimiento de la demanda de energía en 2,8% durante el año; c) Incremento en el precio del combustible en 39,7%. Este aumento en los gastos de operación es compensado en parte por el ahorro obtenido durante el segundo semestre del año en el consumo de combustibles y en el ahorro relacionado con los gastos de operación de plantas de generación; producto del acuerdo de compra de energía hidroeléctrica a EDELCA, para el período de junio a noviembre de 2004.
El total de Gastos de Operación (sin depreciación) durante el cuarto trimestre de 2004, aumentó 1,9% con respecto al mismo trimestre del año anterior. Este incremento es mitigado en parte por la continuación del plan de reducción de costos.


Gastos de Operación (Millones de Bs.)
587.720
610.823
159.863
162.986
2003
2004
4T 03
4T 04

El EBITDA al cierre del año se ubicó en Bs. 647,1 millardos con un Margen EBITDA de 51,4%

El **EBITDA** para el año 2004 se situó en Bs. 647,1 millardos disminuyendo en 6,4% con respecto al año 2003, debido al efecto combinado de la disminución de los Ingresos de Operación en 1,6% y al incremento en los Gastos de Operación de 3,9%. El EBITDA representa 4,8 veces los gastos de intereses.

El **Margen EBITDA** para el año fue 51,4% disminuyendo en 260 bps con respecto al obtenido en el año anterior.

El EBITDA y Margen EBITDA para el cuarto trimestre de 2004 se situaron en Bs. 164,6 millardos y 50,2%, respectivamente.


EBITDA (Millones de Bs.)
690.968
647.052
183.547
164.586
2003
2004
4T 03
4T 04
Margen:
54,04%
51,44%
53,45%
50,24%

Disminución del resultado monetario del ejercicio en 49,3%

El **Costo Integral de Financiamiento** del año 2004 se incrementó en Bs. 25 millardos (13,2%) al compararse con el año 2003, como consecuencia de la disminución de: a) Resultado monetario en 49,3% (debido a una inflación menor de 790 bps con respecto a la del año 2003), y b) la posición monetaria pasiva como consecuencia de la amortización de deuda y cancelación anticipada de préstamos externos.

Este incremento es contrarrestado por la disminución de: a) los Intereses y Gastos Financieros en un 22%, en comparación al año anterior, debido a la baja de la tasa de interés activa local y b) la Diferencia en cambio neta en 14,6% con respecto a la obtenida el año anterior, por el uso eficiente de los instrumentos de cobertura, que atenuaron el efecto de la devaluación.

Costo Integral de Financiamiento (Millones de Bs.)

	2003	2004	4T 03	4T 04
Intereses y gastos financieros netos	(213.604)	(166.546)	(90.822)	(47.707)
Diferencia en cambio, neta	(171.966)	(146.886)	55.438	5.518
Resultado monetario del ejercicio	196.845	99.736	24.671	17.535
	(188.725)	**(213.696)**	**(10.713)**	**(24.653)**

Durante el año 2004, se reportó una pérdida neta de Bs. 4,6 millardos

Durante el año 2004, EDC no pudo contrarrestar los efectos de la devaluación de la moneda (20% frente al dólar americano) y el incremento de los gastos operativos; a pesar de la aplicación del plan de reducción de costos llevado a cabo por la gerencia. La carencia de un ajuste tarifario durante el año, impactó los resultados financieros de la compañía para el ejercicio que finalizó en diciembre de 2004, al reportar una **Pérdida Neta** de Bs. 4,6 millardos.

En el cuarto trimestre se registró una **Utilidad Neta** de Bs. 42,1 millardos, inferior en 48,9% a la obtenida en el mismo trimestre del año 2003. Esta disminución es atribuible -en parte- a la cancelación de cargos adicionales producto del pago anticipado de préstamos externos con base en la estrategia de refinanciamiento iniciada por la compañía, la cual permitió mejorar el perfil de vencimiento de su deuda.


Utilidad (Pérdida) Neta (Millones de Bs.)
92.694
82.396
42.126
(4.647)
2003
2004
4T 03
4T 04

Dividendos

Durante el año 2004 se pagaron Bs. 64,78 por acción

El 16 de diciembre de 2004 se pagó un dividendo extraordinario en efectivo de 15,28 Bs./acción (Bs. 764 por ADS). Dicho pago se efectuó a los accionistas registrados en libros al 08 de diciembre de 2004. Durante el año, el total de dividendos pagados por acción fue de 64,78 Bs./acción (Bs. 3.239 por ADS).


Dividendos pagados Bs./Acción
(total año)
56,00
82,05
17,50
6,00
64,78
2000
2001
2002
2003
2004

Fusión CALEV-ELEGGUA con EDC

Fecha efectiva de fusión de CALEV y ELEGGUA con EDC:
30 de diciembre de 2004

En fecha 30 de diciembre de 2004 se hizo efectiva la fusión de las filiales C.A. Luz Eléctrica de Venezuela y C.A. Electricidad de Guarenas y Guatire con C.A. La Electricidad de Caracas.

Esta fusión se acordó en consideración al Plan de Separación de actividades presentado al Ministerio de Energía y Minas para dar cumplimiento a lo dispuesto en la Ley Orgánica de Servicio Eléctrico (LOSE).


Accionistas
La Electricidad de Caracas
Luz Eléctrica de Venezuela
ELEGGUA
La Electricidad de Guarenas y Guatire

RESUMEN DEUDA FINANCIERA

La deuda total se ubicó en US$ 780 MM

Al cierre del año 2004 la deuda financiera totalizó US$ 780 MM, reflejando un aumento de US$ 116 MM con respecto al año 2003. Esta variación se debe a la colocación de los nuevos bonos, el 28 de octubre de 2004, lideradas por ABN Amro por un monto de US$ 260 MM, con vencimiento a 10 años y un rendimiento de 10,25%. Los recursos obtenidos a través de la colocación de los bonos de ABN, se utilizaron durante el cuarto trimestre para cancelar por anticipado deudas existentes de corto plazo por un monto total de US$ 133,8 MM. Durante el primer trimestre del 2005 se dará continuidad a este programa de pago por anticipado.

Total Deuda Financiera
(Expresado en millones de US$)


Años
2000
1.160
2001
1.099
2002
794
2003
664
2004
780
32,8%

Durante el primer semestre del año se obtuvo un Préstamo Sindicado local por Bs. 200 millardos (US$ 104 MM) y un préstamo de ABN Amro Bank por US$ 50 MM.

Estos financiamientos permitieron elevar la vida promedio de la deuda a 4,18 años, una mejora significativa en comparación con el cierre del año 2003.

Estructura de la Deuda Financiera

	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Bs.	19%	21%	25%	26%	22%
US$	81%	79%	75%	74%	78%
Tasa Fija	77%	78%	73%	71%	74%
Tasa Variable	23%	22%	27%	29%	26%
Corto Plazo	26%	67%	32%	34%	27%
Largo Plazo	74%	33%	68%	66%	73%

Costo de la deuda: 10,33%
Vida promedio: 4,18 años

El costo promedio ponderado de la deuda, para el año 2004, en moneda extranjera fue de 8,46%, en moneda local fue de 16,88%. El costo promedio ponderado de la deuda total fue de 10,33%.

El apalancamiento financiero (Deuda/Patrimonio) se situó en 51%.

Vida Promedio
(expresada en años)


4,18
1,79
1,60
1,35
1,21
4T03
1T04
2T04
3T04
4T04

GESTIÓN DEL NEGOCIO

Régimen Tarifario

Precio promedio Elecar 101,2 Bs./KWh durante el año 2004

Durante el año 2004, la tarifa promedio de Elecar (EDC, Calev y Eleggua) resultó en 101,2 Bs./kWh, producto de la aplicación del CACE (Cargo por Ajuste de Combustible y Energía) el cual representó un ajuste de 4,5% (aumento del gas metano y las compras de energía) y del último aumento autorizado a finales de Diciembre de 2003, de 2,5% por el factor de ajuste de precio (FAP).

El precio promedio del año 2004 fue:

Aplicable a EDC, CALEV y ELEGGUA
(Año 2004)

Tipo de Servicio	Bs./kWh
Residencial	108,3
General	110,4
Industrial	77,2
A.P. y Sector Oficial	86,4
Promedio *	**101,2**

Aplicable a CALEY
(Año 2004)

Tipo de Servicio	Bs./kWh
Residencial	93,6
General	75,3
Industrial	82,4
A.P. y Sector Oficial	44,8
Promedio*	**79,5**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Tarifa Vigente:

El precio promedio del cuarto trimestre de 2004, resultante de la aplicación de la tarifa vigente, es el siguiente:

Aplicable a EDC, CALEV y ELEGGUA
(4T 2004)

Tipo de Servicio	Bs./kWh
Residencial	110,8
General	112,5
Industrial	79,3
A.P. y Sector Oficial	88,4
Promedio *	**103,5**

Aplicable a CALEY
(4T 2004)

Tipo de Servicio	Bs./kWh
Residencial	95,2
General	76,7
Industrial	84
A.P. y Sector Oficial	45,8
Promedio*	**81,0**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Generación

Durante el año 2004 la Energía Neta producida fue 10.354 GWh

Al finalizar el año 2004, la energía neta producida por las plantas de generación totalizó 10.354 GWh lo que representa una disminución de 14,9% en comparación al año 2003. Para el cuarto trimestre del 2004, la energía neta producida fue 2.233 GWh lo cual representó una disminución de 34,7% con relación al mismo trimestre del año 2003. Este comportamiento se debe a la recuperación de la cota del Embalse de Guri, que hizo que los requerimientos de energía termoeléctrica disminuyeran.

A través del acuerdo con EDELCA, para la compra de energía hidroeléctrica -durante el cuarto trimestre- EDC compró al S.I.N. 859 GWh (no incluye CALEY) para satisfacer la totalidad de la demanda de nuestros clientes; reduciendo nuestros costos por disminución en el uso de las unidades de generación y el consumo de Fuel Oil #6.

Capacidad Instalada (MW)	4T04
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

Generación y Compra de Energía Neta (GWh)	4T03	1T04	2T04	3T04	4T04
Generación Bruta*	3.507	2.880	2.988	2.473	2.303
Energía Comprada (Incluye CALEY)	78	73	135	717	940
Consumo Interno y Pérdidas	(564)	(689)	(661)	(630)	(619)
Total Energía Vendida	**3.021**	**2.264**	**2.462**	**2.560**	**2.623**
Generación Neta	**3.420**	**2.803**	**2.913**	**2.405**	**2.233**
Disponibilidad Planta (promedio anual) (%)	**80,26**	**81,02**	**85,74**	**83,65**	**84,07**
Factor de Capacidad, Neta (trimestral) **(%)**	**70,09**	**58,40**	**54,01**	**50,44**	**46,82**

* No incluye GENEVAPCA

Transmisión y Distribución

El total de energía consumida por el sistema fue de 11.461 GWh

Durante el año 2004, el total de la energía consumida por el sistema de transmisión y distribución fue de 11.461 GWh lo cual representa un incremento anual del 4,5%. En el cuarto trimestre, la energía entregada al sistema fue de 2.976 GWh observándose un crecimiento de 3,2% comparado con el mismo período del año anterior.

Datos de la Red

	Diciembre 31, 2004				
	230kV	69kV	30kV	Total	%
Líneas instaladas (Km)					
Aéreas	364	900	167	1.431	60,8
Subterráneas	24	564	334	922	39,2
Total líneas instaladas	388	1.464	501	2.353	100,0
Subestaciones (#)	7	14	8	29	
Capacidad Instalada (MVA)	3.340	4.563	982	8.884	

	Diciembre 31, 2004				
	12,47kV	8,3kV	4,8kV	Total	%
Líneas instaladas (Km)					
Aéreas	3.243	524	603	4.370	64
Subterráneas	1.421	68	1.000	2.489	36
Total líneas instaladas	4.664	592	1.603	6.859	100
Subestaciones (#)	46	9	49	104	
Capacidad Instalada (MVA)	3.303	89	898	4.289	
Medidores miles (#)				1.082	

Indicadores de Gestión

Mejoras en los resultados del SAIDI (25,2%) y SAIFI (22,1%) comparado con diciembre del 2003

Al cierre del cuarto trimestre, el **Índice Móvil Anual de Duración de Interrupción** (SAIDI) del sistema -KVA instalados interrumpidos imprevistos por los minutos de interrupción entre los KVA totales- se ubicó en 3,75 horas; mejorando en un 25,2% con respecto a diciembre del 2003.

El **Índice Móvil Anual de Frecuencia de Interrupción** (SAIFI) -KVA instalados interrumpidos imprevistos entre los KVA totales- mejoró en un 22,1% ubicándose el indicador en 2,95 veces.

La recuperación observada en estos dos indicadores son el resultado de: a) mejoras en la automatización de la red, b) mejoras realizadas en los planes de mantenimiento preventivo del sistema, y c) incorporación de fusibles de líneas para disminuir las fallas por caídas de árboles o ramas (principales causas de fallas en épocas de lluvias).

SAIDI
Expresado en Horas
(Promedio Móvil Anual)


5,01
4,97
4,93
4,66
4,6
4,73
4,81
3,86
3,83
3,72
3,70
3,86
3,76
Bueno
Dic
2003
Ene
Feb
Mar
Abr
May
Jun
2004
Jul
Ago
Sep
Oct
Nov
Dic

SAIFI
Veces
(Promedio Móvil Anual)


3,79
3,77
3,84
3,18
3,18
3,02
3,05
2,94
2,92
2,87
2,89
3,04
2,95
Bueno
Dic
2003
Ene
Feb
Mar
Abr
May
Jun
2004
Jul
Ago
Sep
Oct
Nov
Dic

Adecuación del Laboratorio de Aceites de Transmisión

Mejoras en el Laboratorio de Aceites de Transmisión

Durante el cuarto trimestre fueron culminados los trabajos de adecuación de la nueva sede del Laboratorio de Aceites, con la incorporación de equipos de última tecnología, que permiten realizar pruebas y análisis dieléctricos a través de diagnósticos rápidos, oportunos, precisos y a bajo costo tanto a equipos internos de EDC como a los equipos de otras empresas nacionales e internacionales. Así mismo, se inició el proceso de certificación ISO 9001-2000.

Proyecto RCM@D

La filosofía RCM será implantada en toda el área servida

Este proyecto consiste en la implantación de la filosofía RCM (Reliability Centered Maintenance) a la red de distribución. En el mes de octubre del 2004 se inició su fase de Implantación que contempló la realización de diferentes actividades como: formación de facilitadores, talleres de inducción y entrenamiento básico.

En el mes de diciembre se estableció como meta la implantación de esta tecnología a toda la zona servida, ampliándose así el alcance original de este proyecto. Actualmente se está trabajando en la selección del método para esta nueva fase de la implantación.

Comercialización

Al cierre del año la Red de Atención al Cliente pone a disposición 94 taquillas de pago

La EDC continua adaptándose a las necesidades de nuestros clientes con la incorporación de 5 nuevos puntos de cobro. Nuestra Red de Atención al Cliente está conformada por 94 taquillas de pagos en Agentes Autorizados, 10 oficinas comerciales y más de 400 agencias bancarias disponibles para el pago en línea.

Entre los logros más significativos para el cuarto trimestre se destacan:

- Disminución en las estimaciones de lectura a 5,40%.
- Reducción de los límites de tolerancia de validación de lecturas y montos facturados (prueba de calidad).
- Procesamiento de Suministros en Baja con Consumo, alcanzando una recuperación superior a 14 GWh.
- Depuración de más 8.300 suministros desconectados sin consumo obteniendo ahorros en el pago de impuestos.
- Disminución de Suministros sin facturar a 9 por cada 10.000.

Indicadores de Gestión

El número **total de suministros** al cierre del año 2004, fue de 1.094.008; de los cuales el 85% corresponden a clientes residenciales, el 13,6% a clientes general y el 1,4% a clientes industriales y alumbrado público. Se consideran suministros, aquellos clientes que disponen de medidores de energía, aunque el servicio se encuentre desconectado o sean clientes activos o no en la base de datos del sistema.

Para el cierre del año 2004, el **total de clientes facturados**, fue de 976.340; de los cuales el 87% corresponden a clientes residenciales, 11,6% a clientes general el 1,4% a clientes industriales y alumbrado público.

Las **ventas de energía** en el área servida se ubicaron en 2.623 GWh aumentando en 0,2% con respecto al mismo período del año 2003.

Total Suministros 1.094.008

Número de Clientes (Suministros)

Sectores	4T03	1T04	2T04	3T04	4T04	4T04 Vs 4T03
Residencial	929.839	922.512	935.289	936.876	929.483	-0,04%
Industrial	9.193	8.715	8.780	8.817	8.797	-4,31%
General	148.850	146.971	149.008	149.557	148.334	-0,35%
Oficial / Alumbrado Público	7.411	7.298	7.373	7.392	7.394	-0,23%
Total	**1.095.293**	**1.085.496**	**1.100.450**	**1.102.642**	**1.094.008**	**-0,14%**

Total Clientes Facturados 976.340

Número de Clientes (Facturados)

Sectores	4T03	1T04	2T04	3T04	4T04	4T04 Vs 4T03
Residencial	857.945	854.852	852.199	849.727	849.999	-0,93%
Industrial	6.962	5.742	6.402	6.414	6.275	-9,87%
General	113.972	112.902	113.423	113.278	113.214	-0,67%
Oficial / Alumbrado Público	6.840	7.074	6.763	6.778	6.852	0,18%
Total	**985.719**	**980.570**	**978.787**	**976.197**	**976.340**	**-0,95%**

Ventas de energía durante el año 9.904 GWh

Ventas (GWh) (No incluye Genevapca)

Sectores	4T03	1T04	2T04	3T04	4T04	4T04 Vs 4T03
Residencial	912	804	877	919	936	2,63%
Industrial	531	433	470	483	499	-6,03%
General	949	827	901	924	955	0,63%
Oficial / Alumbrado Público	226	197	212	234	233	3,10%
Total Area Servida	**2.618**	**2.261**	**2.460**	**2.560**	**2.623**	**0,19%**
Sistema Interconectado Nacional	403	3	2	0	0	**-100,00%**
Total (area servida+SIN)	**3.021**	**2.264**	**2.462**	**2.560**	**2.623**	**-13,17%**

Las cuentas por cobrar disminuyeron en 11,5% con respecto al año 2003

La efectividad de la cobranza se ubicó en 101% al cierre del cuarto trimestre del año 2004, distribuido en 98% en cuentas del sector privado y 115% en cuentas del sector público.


Efectividad de la Cobranza
1,10
1,00
0,90
0,80
Bueno
0,98
0,93
0,99
0,99
1,01
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04

La rotación de cuentas por cobrar mejoró básicamente por los resultados de la cobranza a través del Acuerdo de Pago Deuda Gobierno

La rotación de las cuentas por cobrar de EDC para el cierre del cuarto trimestre del año 2004 se ubicó en 2,13 meses, comparado con un nivel a Diciembre de 2003 de 2,42. Esta reducción se debe básicamente a los resultados de la cobranza del sector público a través del Acuerdo de Pago Deuda Gobierno.


Rotación de las Cuentas por Cobrar
(meses)
4,00
3,00
2,00
1,00
0,00
Bueno
2,42
2,42
2,40
2,12
2,13
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04

Acuerdo de Pago Deuda Gobierno

En fecha 28 de julio de 2003, la EDC firmó un acuerdo para compensar cuentas por cobrar con el sector oficial con las cuentas por pagar a Petróleos de Venezuela, S.A. PDVSA, a esa misma fecha. Al 31 de diciembre de 2004, la compañía ha compensado Bs. 47,7 millardos. Los saldos producto de este convenio, se encuentran compensados en su totalidad.

Certificación de Calidad ISO 9001 2000

Primera empresa de servicio en el país en certificar su calidad de atención al cliente

En el mes de diciembre, la EDC recibió de parte de Fondonorma la Certificación ISO 9001 2000 e IQNet para la Red de Atención al Cliente en sus Oficinas Comerciales –zona foránea-, Centro de Contacto y el Laboratorio de Luminotecnia.

Los procesos certificados estarán basados en ocho principios de gestión de calidad para la consecución de la mejora del desempeño: organización enfocada al cliente, liderazgo, participación del personal, enfoque basado en procesos, enfoque de sistemas para la gestión, mejora continua, enfoque basado en hechos para la toma de decisiones y relación mutuamente beneficiosa con los proveedores.

Todo esto permitirá a la EDC un mejor aprovechamiento de sus recursos, contar con gente involucrada en el logro de los objetivos, tomar decisiones basadas en información e incrementar su valor como organización.

Actualmente, se está trabajando en la implantación de los sistemas de calidad en las diferentes unidades de la organización.

Seguridad de los Empleados

Mejoras en la cultura del reporte y seguimientos de los accidentes

Para el año 2004, se registraron 25 accidentes con pérdidas de tiempo de categoría moderada. A fin de prevenir la ocurrencia de los mismos, se han desarrollado acciones correctivas para mejorar la cultura del reporte y seguimiento de los accidentes.


Número de Accidentes
2000
73
2001
29
2002
26
2003
27
2004
25

Programas orientados a la Reducción de Costos

Recuperación de Equipos de Transmisión y Distribución

La recuperación de equipos contribuye a la reducción de costos, la optimización del uso de los activos y el cuidado del medio ambiente

Contribuyendo con la reducción de costos, la optimización del uso de los activos de la red eléctrica y el cuidado del medio ambiente, durante el cuarto trimestre se recuperaron 584 equipos, produciendo un ahorro de Bs. 2.462 MM en comparación con los precios de adquisición. Durante el año 2004 se recuperaron un total de 2.711 equipos representando un ahorro total de Bs. 8.426 MM, superando en 147% la meta establecida para ese año.


Recuperación de Equipos de Distribución
Equipos Recuperados
1.268
Ahorros MM Bs.
3.700
Equipos Recuperados
2.711
Ahorros MM Bs.
8.426
2003
2004

Adicionalmente, la unidad de Transmisión recuperó –en sus talleres- diversos equipos como: cámaras de interruptores en S/E mayores (ahorro de Bs. 172,8 MM); copas en cables subterráneos (ahorro de Bs 13,8 MM); aceite tratado en cajas de conexión y transformadores (ahorro Bs. 197,1 MM).

Sustitución de Transformadores

Ahorros en el Plan de Sustitución de Transformadores Bs. 110 MM

Continuó la reubicación de transformadores de la red, que estaban siendo utilizados muy por debajo de su capacidad, en aquellos sitios en los que hubieran exigencias de dichas capacidades.

De esta manera se optimiza el uso de los activos de la red de distribución y se ahorra al disminuir la compra de nuevos equipos (Bs. 110 MM).

Plan de Reducción del Hurto de Neutros

Disminución de hurtos de neutros en 63%

En el cuarto trimestre del año, continuó el proyecto de cambio e instalación de candados en los sótanos de distribución para dificultar el acceso de terceros y el hurto de conductores -especialmente de neutros. El objetivo consiste en disminuir los gastos por reposición de dichos conductores y las interrupciones del servicio que sufren los clientes cada vez que se hurta el cable de neutro. En total, en el año 2004, se intervinieron 3.500 sótanos.

Los resultados obtenidos fueron: 546 casos de hurtos reportados en Zona Metropolitana versus 1.508 en el 2003, logrando una disminución de 63%. Estos hurtos generaron pérdidas por Bs.140,1 MM Vs. Bs. 355,7 MM en el 2003, es decir menor en 60% (a valor constante). Esto permitió superar la meta del 2004 en más del 100%.

Programas orientados para la Recuperación de Pérdidas de Energía

103,6 GWh recuperados durante el cuarto trimestre del 2004

Al cierre de 2004 las pérdidas de energía se ubicaron en 17,82%, siendo el valor de las no técnicas 10,34%.

Con el desempeño obtenido durante el último semestre -después de la creación de la Coordinación de Pérdidas de Energía- se alcanzó un nivel de recuperación que asciende a 297,3 GWh lo que representa un 97,5% de la meta redefinida en Julio de 2004.

Como producto del despliegue de las iniciativas del último trimestre, se han logrado los siguientes resultados:

- Incorporación de 974 nuevos clientes;
- Recuperación de 103,6 GWh, lo cual permitió revertir la tendencia creciente del indicador de pérdidas mensuales;
- Instalación de 19 medidores colectivos en barrios donde se localizaron mayores pérdidas;
- Retiro de 6.368 luminarias ilegales;
- Sustitución de 14.590 medidores con aferición vencida; y
- Calibración del 95% de las unidades de medición remota de las subestaciones de distribución

En el último trimestre de 2004 se comenzó un piloto de certificación de medición en subestaciones menores que, al día de hoy, presenta un avance de 85%.

Se preparó el "Mapa de Oportunidades" en el cual se identifican geográficamente las zonas con mayores pérdidas dentro del área de servicio de la EDC. Esta información ha permitido elaborar estrategias más efectivas en la detección y recuperación de la energía no facturada. Se utilizaron, como insumos para la elaboración de este mapa, la información técnica y comercial sobre las pérdidas de energía.

Estas actividades han sido acompañadas de un Plan Comunicacional sobre el tema de pérdidas que abarca tanto a la Empresa como a la comunidad.

Barrio Eléctrico

Se electrificó el barrio, utilizado como prueba piloto, usando la tecnología de medidores prepago

Actualmente, se están desarrollando 3 proyectos pilotos que tienen como objetivo evaluar la manera de distribuir y facturar electricidad de forma regular a los barrios o áreas de bajos recursos que nunca antes han sido clientes formales. Un equipo multidisciplinario ha estado analizando diferentes alternativas técnicas, comerciales y tarifarias para ofrecer un servicio adecuado a las expectativas de nuestros futuros clientes.

El primer piloto del Proyecto Barrio Eléctrico ha comenzado con la electrificación de un barrio (La Morán) utilizando la tecnología de medidores prepagados y la participación de la comunidad.

La meta de esta iniciativa es encontrar soluciones sostenibles que se puedan replicar en el resto de la capital y en otras empresas de AES. Al mismo tiempo, se han realizado presentaciones del proyecto a entes multilaterales para obtener fondos.

Proyecto Cambia tu Guirnalda

"Cambia tu Guirnalda" logró la recuperación de 6,3 GWh en el año

Como parte de las iniciativas de reducción de pérdidas de energía, a finales del 2004 se inició al Proyecto "Cambia tu Guirnalda" el cual consistió en el retiro de luminarias, conectadas de manera ilegal. Se retiraron un total de 14.600 bombillos, de 100v, lo que representó una recuperación de 6,3 GWh en el año, es decir, Bs. 124 MM. Previa aprobación de las alcaldías y comunidades, se inició en algunas zonas populares un programa de instalación de nuevos diseños para sustituir dichas guirnaldas con el fin de mejorar la calidad del alumbrado público de la zona, elevar los niveles de iluminación y formalizar (contratar y facturar) el servicio; obteniéndose resultados muy positivos y generando interés en comunidades de otras zonas.

La Alcaldía de Caracas, reconociendo los beneficios que otorga este programa a las comunidades, decidió asumir los costos de inversión para atender las nuevas solicitudes.

Proyecto Levantamiento de relación Cliente-Transformador

La información Cliente-Transformador proporciona una información mas exacta del comportamiento de cada medidor

Consiste en identificar los medidores que están conectados a cada uno de los transformadores de la red de distribución. A través de cada medidor se pueden obtener datos importantes de cada cliente. La información resultante se convierte en un insumo de gran utilidad para las iniciativas de: a) recuperación de pérdidas (detección de conexiones ilegales), b) actualización de las bases de datos del área comercial y de la red de distribución, y c) mejor comunicación de las suspensiones programadas e imprevistas de servicio para conocer con exactitud cuáles clientes son afectados por un mantenimiento preventivo o por alguna falla ocurrida en el sistema.

Al final del año 2004 se reportó un avance en la identificación de subestaciones (13 de 73 que conforman la zona metropolitana) y conexiones de clientes (28% de nuestra base de clientes) identificándose un potencial teórico de recuperación de 198,2 GWh anuales.

Se estima que el proceso de levantamiento de la información de la relación Cliente-Transformador culmine a finales del año 2005.

FILIALES


GENEVAPCA
Energía positiva en acción

Al cierre del cuarto trimestre de 2004, Generación de Energía y Vapor (GENEVAPCA) -además de cumplir sus compromisos con PDVSA- siguió contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná. En el trimestre se aportaron a CADAFE 163 GWh, lo que representó aproximadamente el 44 % de las necesidades de electricidad de la región, apoyando de esta manera al SIN y al Sistema Eléctrico Venezolano. La contribución total durante el año 2004 fue de 648 Gwh, representando el 52% del consumo eléctrico de la Península de Paraguaná.

Las ventas totales de energía eléctrica para el cuarto trimestre fueron de 339 GWh, mientras que las ventas de vapor sumaron 242.288 TM.

Las ventas totales de electricidad del año ascendieron a 1.433 Gwh, lo que representó un incremento del 9% con relación al año 2003. Las ventas de vapor sumaron 944.366 TM, lo que representó un incremento del 17% con relación al año 2003.


Aportes de Energía al Sistema Eléctrico Venezolano (GWh)
136
130
177
178
163
4T 03
1T 04
2T 04
3T 04
4T 04


Administradora SERDECO,C.A.

Al cierre del año 2004, los ingresos operativos totalizaron Bs. 19,2 millardos y los gastos operativos Bs. 14,1 millardos. Para el cuarto trimestre del año los ingresos operativos alcanzaron Bs. 5,7 millardos, 6% menos que durante el cuarto trimestre del año 2003. Esta reducción fue producto del rezago en la aplicación del ajuste de tarifas del servicio de Aseo y la disminución en el nivel de operaciones del Servicio de Gas.

Los gastos operativos para el trimestre se ubicaron en Bs. 4,4 millardos, 33% por debajo a los obtenidos en el mismo período del año anterior. Esto obedece a la reducción del régimen operativo del negocio de Gas y la racionalización en el consumo de recursos utilizados en las actividades propias de la compañía.


:OM
MOVIL
Soluciones Tecnológicas

Commovil cerró el año 2004 generando ingresos operativos de Bs. 3,3 millardos, mientras que los gastos operativos alcanzaron Bs. 1,6 millardos. Durante el cuarto trimestre los ingresos sumaron Bs. 787 millones.

Al cierre del cuarto trimestre Commovil cuenta con 182 clientes. Los servicios prestados comprenden venta, alquileres y reparación de equipos (radios y accesorios). La disponibilidad de los servicios totalizó 99,6%.


mart power

Al cierre del cuarto trimestre, Smartpower ha consolidado su posición, como aliado tecnológico, frente a un grupo de empresas de gran consumo de energía a nivel nacional.

Del total de ofertas realizadas durante el 2004 se obtuvo un número de ventas equivalentes al 49%.



El 15 de diciembre del 2004, AES network recibió -de parte de Fondonorma- la Certificación ISO 9001 2000 de sus servicios de instalación, operación y comercialización de servicios de telecomunicaciones.

Al cierre del cuarto trimestre, esta empresa cuenta con 34 clientes distribuidos entre operadores de telecomunicaciones nacionales e internacionales y proveedores de acceso a Internet (ISPs).

Sus ingresos operativos para el año 2004 fueron de Bs. 7,5 millardos y sus gastos operativos de Bs. 3,4 millardos. En el cuarto trimestre, los ingresos ascendieron a Bs. 2,2 millardos. La disponibilidad de la red para ese mismo período se ubicó en 99,99%.

MERCADO BURSATIL

Precio Acción EDC

El precio de la acción cierra al final del año en Bs. 499,90

El precio de la acción se ubicó en Bs. 499,9 superando en 13,6% el precio de cierre del mes de diciembre de 2003 (Bs. 440). Este incremento se debió, en parte, a la fusión de ELEGGUA y CALEV con EDC, y al reparto de dividendos extraordinarios durante el año 2004.

El retorno para el inversionista, incluyendo los dividendos, fue de 28,34% por el año.


Precio de la Acción EDC
(Bs.)
440
443
450
495
499,9
4T 03
1T 04
2T 04
3T 04
4T 04

Capitalización del Mercado

La capitalización del Mercado disminuyó en 5,3% en relación al cierre del 2003

La capitalización del mercado alcanzó US$ 827 MM, disminuyendo en 5,3% en relación al valor presentado al cierre del mes de diciembre de 2003. Esta disminución obedece a la devaluación del bolívar frente al dólar americano del 20% durante el año 2004 que anuló el aumento del 13,6% en el precio de la acción.


Capitalización del Mercado
(Millones de US$)
873
733
744
819
827
4T 03
1T 04
2T 04
3T 04
4T 04

EVENTOS RELEVANTES

Nuevo formato y diseño de la factura de servicio eléctrico y otros servicios

El nuevo formato de la factura de servicio eléctrico contribuye a la reducción de costos

A partir de enero de 2005, la EDC ofrece a sus clientes una factura de servicio eléctrico y otros servicios con nuevo formato y diseño. Los clientes recibirán la información de una manera más sencilla de entender, al presentar por módulos los datos de clientes, el monto de servicio de electricidad, el comportamiento del consumo y detalles acerca del cargo actual por servicios. También, encontrarán especificado y bien definidos los montos correspondientes a otros servicios como Aseo Urbano y Relleno Sanitario.

El nuevo diseño de la factura de energía, presenta una mayor flexibilidad de diagramación, de fácil comprensión y adaptado a los requerimientos del cliente. También se estableció un nuevo diseño del sobre que incorpora mejoras en el proceso de comunicación y acercamiento al cliente.

Adicionalmente se realizaron pruebas para el envío de la factura:

- Vía Correo Electrónico: Clientes Residenciales, Comerciales e Industriales.
- Factura en Formato Digital: Grandes Clientes y Sector Público

Para el primer trimestre de 2005 estarán a disposición de nuestros clientes estos servicios, influyendo significativamente en la satisfacción de nuestros clientes y reduciendo los costos de este servicio.

RESPONSABILIDAD SOCIAL

Ávila Arriba

El Parque Nacional El Ávila es una fuente de energía y vida donde están representados los ecosistemas más importantes del país. Se encuentra ubicado en el área Centro-Norte de Venezuela y se extiende a lo largo del Distrito Capital (paralelo a la costa) y de la región noroeste del Edo. Miranda.

En el transcurso del año 2004, se realizaron diversas actividades con la participación activa de nuestros trabajadores y el apoyo del Instituto Nacional de Parques (INPARQUES),entre las que se destacan: la siembra de plantas autóctonas, instalación de nuevos avisos de señalización en el sector Sabas Nieves y publicación y distribución de un mapa ilustrado a todo color del Ávila.

Programa Aporte Voluntario por Nómina

El módulo de Educación Preescolar y Básica de la Unidad Educativa Parroquial San José (ubicada en Carayaca, Estado Vargas) abrió sus puertas gracias a la colaboración de los trabajadores de EDC a través del programa Aporte Voluntario por Nómina (AVN), del Dividendo Voluntario para la Comunidad (DVC), y al apoyo financiero del International Finance Corporation (IFC), entidad perteneciente al Banco Mundial.

Esta nueva sede , cuya inversión supera los 700 millones de bolívares, beneficiará a más de 600 alumnos y a 500 familias de Carayaca y poblaciones cercanas como: La Esperanza, Tarma, Petaquire y Catia la Mar; contribuyendo a la formación de nuevos talentos que podrán participar activamente en la construcción de un mejor país.

Andrés Gluski, Presidente de la empresa, expresó: "Durante este año, en la EDC hemos mantenido y fortalecido nuestro compromiso de colaborar con el desarrollo de otras iniciativas sociales, tal es el caso de Dona tu Vuelto, Una Luz para la Integración y El ElectroBus; además del apoyo que hemos brindado al medio ambiente".

Programa Dona tu Vuelto

El programa Dona tu Vuelto llega a un año de operaciones. Durante estos 12 meses, los cajeros de las Oficinas Comerciales, han motivado a los clientes para que donen el vuelto que les queda luego de pagar la luz.

A través del programa Dona tu vuelto, la generosa contribución de nuestros clientes se vió materializada en Bs. 50 MM para la culminación de la ampliación del Colegio "Enrique de Ossó", ubicado en una populosa barriada de Caracas.

El próximo proyecto a ser financiado por el Programa Dona Tu Vuelto será la construcción de una biblioteca y un laboratorio de computación para la Unidad Educativa Nuestra Señora de Coromoto, ubicada en una zona rural servida por la EDC.

Desde el mes de octubre, la EDC patrocina la Campaña Dona tu Vuelto en los diferentes medios, destacándose la propuesta ejecutada para televisión en la cual se comunica el trabajo de Fe y Alegría en nuestras comunidades de bajos recursos.

Al cierre del mes de diciembre el Programa había recolectado más de Bs. 135 MM.

EL ELECTRObus



Durante el cuarto trimestre del 2004, EL ELECTRObus recibió 918 personas entre niños y adultos. Desde su inauguración -noviembre del 2003- el total de personas que lo visitaron llegó a 16.026 entre adultos y niños, quienes recibieron charlas interactivas de 45 minutos apróximadamente sobre la electricidad y cómo hacer uso eficiente de la electricidad en el hogar.

Esta labor que se está llevando con EL ELECTRObus ha contribuido a que el Indice de Satisfacción en Orientación para el uso eficiente de la energía se ubicara en 80,54%, como promedio del cuarto trimestre.

Como respaldo y continuidad de estas actividades, la unidad de Comunicaciones de Mercadeo diseñó -en cooperación con el Taller de Medidores- una "unidad portátil de medición" que registra el consumo de los equipos que se conectan a éste. Esto ha permitido apoyar al equipo Barrio Eléctrico en las mesas de trabajo y acceder a los lugares a los que no puede llegar el ELECTRObus. Este taller puede ser instalado en cualquier *"stand"* para ofrecer charlas de eficiencia energética.

Proyecto Arboleda


oyecto
Arboleda

Es un proyecto que se está llevando en la Península de Paraguaná a través de nuestra filial GENEVAPCA, junto con otras organizaciones gubernamentales regionales, con la intención de reforestar la Península con especies forestales autóctonas.

Hasta la fecha se han sembrado 2.550 árboles de diferentes especies, superando la meta establecida de 2.000 árboles. Se ha llevado el mensaje ambientalista a 20 instituciones educativas, sumando un total de 11.000 personas entre niños, jóvenes y adultos, superando la meta establecida de 10.000 personas para el cierre del año 2004.

Una Luz para la Integración

En alianza con Asodeco, institución pionera en el área de integración socio-laboral de personas con necesidades especiales, se desarrolló el programa de empleo "Una Luz para la Integración".

Este programa tiene como objetivo la incorporación al campo laboral de personas con discapacidades mentales, a fin de proveerles de un oficio que les permita desempeñarse como individuos productivos.

Actualmente en nuestras oficinas comerciales, 5 personas forman parte de esta iniciativa que nos permite ratificar la importancia que tiene, para nosotros, la solidaridad y nuestro compromiso con el desarrollo del país.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de diciembre de 2004.

La tasa de cambio para el cierre de diciembre de 2004 fue 1.920,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.886,38 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de diciembre 2004 fue 459,65 y el IPC promedio para el período de enero-diciembre de 2004 fue 428,73.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: [illegible]

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre de 2004)

	4T 03 Bs.	1T 04 Bs.	2T 04 Bs.	3T 04 Bs.	4T 04 Bs.	2003 Ene-Dic Bs.	2004 Ene-Dic Bs.	2004 Ene-Dic MM US$
Ingresos de Operación	343.410	295.753	303.059	331.491	327.572	1.278.688	1.257.875	667
Gastos de Operación	(159.863)	(143.677)	(132.548)	(171.612)	(162.986)	(587.720)	(610.823)	(324)
EBITDA	**183.547**	**152.076**	**170.511**	**159.879**	**164.586**	**690.968**	**647.052**	**343**
MARGEN EBITDA	**53,45%**	**51,42%**	**56,26%**	**48,23%**	**50,24%**	**54,04%**	**51,44%**	**51,44%**
Depreciación	(87.903)	(93.497)	(97.271)	(99.536)	(88.483)	(364.322)	(378.787)	(201)
EBIT	**95.644**	**58.579**	**73.240**	**60.343**	**76.103**	**326.646**	**268.265**	**142**
MARGEN EBIT	**27,85%**	**19,81%**	**24,17%**	**18,20%**	**23,23%**	**25,55%**	**21,33%**	**21,33%**
Otros Ingresos y (Egresos) Neto	3.489	(14.669)	(5.773)	9.055	(13.242)	(3.172)	(24.629)	(13)
Beneficio (Costo) Integral de Financiamiento, neto	(10.712)	(122.711)	(40.555)	(25.777)	(24.653)	(188.725)	(213.696)	(113)
UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, RESULTADO DE COMPAÑIAS DISPONIBLES PARA LA VENTA, PARTICIPACION PATRIMONIAL EN COMPAÑIA AFILIADA E INTERESES MINORITARIOS	**88.421**	**(78.801)**	**26.912**	**43.621**	**38.208**	**134.749**	**29.940**	**16**
Provisión para Impuesto	(3.941)	(10.064)	(13.623)	(14.048)	2.997	(40.423)	(34.738)	(18)
Operaciones Discontinuas	3		1.170	(2.155)	985	(310)	(0)	(0)
Participación Patrimonial en Compañia Afiliada	(800)		194	(198)	249	(37)	245	0
Intereses Minoritarios	(1.287)	3	(724)	941	(314)	(1.285)	(94)	(0)
UTILIDAD (PÉRDIDA) NETA	**82.396**	**(88.862)**	**13.929**	**28.160**	**42.126**	**92.694**	**(4.647)**	**(2)**
MARGEN UTILIDAD NETA	**23,99%**	**-30,05%**	**4,60%**	**8,49%**	**12,86%**	**7,25%**	**-0,37%**	**-0,37%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	26,17	(28,23)	4,42	8,95	13,38	29,45	(1,48)	(0,00)
UTILIDAD (PÉRDIDA) NETA POR ADR	1.309	(1.411)	221	447	669	1.472	(74)	(0)
ACCIONES EN CIRCULACIÓN (Millones)	3.148	3.148	3.148	3.148	3.148	3.148	3.148	3.148

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre de 2004)

	2003 31 de Diciembre	2004 31 de Diciembre
ACTIVO		
Activo Circulante	991.075	1.246.141
Efectivo y Equivalentes de Efectivo	535.748	768.065
Propiedades, Planta y Equipos, neto	3.905.925	3.601.589
Inversiones	78.604	4.896
Cuentas por Cobrar a Largo Plazo	49.401	38.034
Activos Intangibles y Cargos Diferidos	34.074	45.243
Total Activo	**5.059.079**	**4.935.903**
PASIVO Y PATRIMONIO		
Pasivo Circulante	786.068	755.510
Deuda a corto plazo	348.179	407.746
Deuda a Largo Plazo	919.730	1.089.386
Otros Pasivos	204.989	156.709
Patrimonio	3.148.292	2.934.298
Total Pasivo y Patrimonio	**5.059.079**	**4.935.903**
Activo Circulante / Pasivo Circulante	**1,26**	**1,65**
Deuda Financiera C P / Deuda L P	**0,38**	**0,37**
Patrimonio / Activo Total	**62,23%**	**59,45%**
Deuda Financiera / Capitalización Total	**28,71%**	**33,78%**

C. A. LA ELECTRICIDAD DE CARACAS ANNOUNCES ITS CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2005

In the first quarter of 2005, EDC recorded Bs. 290.6 billion in operating revenues; EBITDA of Bs. 129.9 billion (EBITDA Margin of 44.7%) and Bs. 68.4 billion in net losses.

HIGHLIGHTS

- Operating Revenues at the end of the first quarter of 2005 was down 5.7% compared to the same period in 2004.
- Operating Expenses decreased 0.6% with respect to the same period of the previous year.
- Net loss dropped 25.5% with respect to the first quarter of 2004.
- Total debt at the end of the quarter stood at US$ 610 MM.
- The company met its commitment to change lenders by paying EUR 200 MM.
- On February 17, 2005 CADIVI authorized foreign currency to pay out an extraordinary dividend in USD of US$ 21.9 MM.
- EDC launched its new Website: **www.laedc.com.ve**
- On April 8, 2005, the company paid out an extraordinary dividend of Bs. 17.10 per share.
- EDC paid its first interest coupon on EDC 2014 Bonds.

EXTERNAL FACTORS(*)

- Accrued inflation for the quarter was 3.3%.
- The Wholesale Price Index (WPI) rose 5.5% during the quarter.
- 12% devaluation of the bolivar with respect to the US Dollar, with the official exchange rate going from Bs. 1,920 to Bs. 2,150 per US$.
- The GDP for the quarter grew 11.2%(**)
- The unemployment rate stood at 13.5% by March.

( ) Source: BCV and INE*
(**) Maza Zabala estimates (BCV Director)

FINANCIAL RESULTS

The company's Financial Results were prepared according to the "Standards for the Preparation of Financial Statements of Entities under the Control of the National Securities Commission (CNV in Spanish) and according to the Generally Accepted Accounting Principles in Venezuela issued by the Venezuelan Federation of Associations of Public Accountants, and are expressed in millions of constant bolivars as of March 31, 2005, according to the DPC 10 "Standards for the Preparation of Inflation Adjusted Financial Statements."

Quarterly Comparison (Millions of Bs.)	1Q 04	2Q 04	3Q 04	4Q 04	1Q 05
Operating Revenues	308,215	310,529	342,525	338,476	290,606
Operating Expenses	(161,675)	(134,669)	(166,399)	(168,410)	(160,709)
EBITDA	**146,540**	**175,860**	**176,126**	**170,066**	**129,897**
EBITDA MARGIN	**47.54%**	**56.63%**	**51.42%**	**50.24%**	**44.70%**
NET INCOME (LOSS)	**(91,822)**	**14,532**	**28,963**	**43,527**	**(68,379)**

Contact:
Scarlett Alvarez U.
Director
Investor Relations
+58-212/ 502.2950
edcinversionistas@aes.com
www.laedc.com.ve

The tariff lag causing the decrease in operating revenues for the quarter

Operating Revenues totaled Bs. 290.6 billion, down 5.7% with respect to the same quarter of the previous year. This decrease is a result of the adjustment for inflation, in constant bolivars as of March 31, 2005, for sales recorded in the first quarter of 2004, as well as the tariff lag with respect to inflation and a drop in energy sales to the National Interconnected System (NIS). This reduction is not completely offset by the 4.3% increase in energy demand in the service area nor by the company's energy loss reduction and recovery efforts. These initiatives, which were launched at yearend 2004 and reformulated early this year were able to revert the growing trend of this indicator by recovering 39 GWh during the quarter.


Operating Income (Millions of Bs.)
308,215
310,529
342,525
338,476
290,606
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

Operating Expenses fell by 0.6%

Operating Expenses (without depreciation) for the quarter totaled Bs. 160.7 billion, down 0.6% with respect to the first quarter of 2004. This decrease is due to ongoing cost reductions and savings in fuel consumption (Fuel Oil #6), along with a reduction in the use of our generation plants. This was made possible through the hydro-energy purchase agreement with the state hydro-electric company EDELCA. Under this agreement, we were able to mitigate the impact of a 56.5% increase in the price of fuel as of January 2005.


Operating Expenses (Millions of Bs.)
161,675
134,669
166,399
168,410
160,709
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

EBITDA stood at Bs. 129.9 billion (EBITDA margin of 44.7%)

EBITDA decreased 11.4% with respect to the same period in 2004, standing at Bs. 129.9 billion. This decline was due to a 5.7% decrease in Operating Revenues. EBITDA represents 4.1 times the interest expense.

The **EBITDA Margin** stood at 44.7% for the quarter, down 284 bps with respect to the margin obtained in the same quarter of 2004, when it stood at 47.5%.


EBITDA (Millions of Bs.)
146,540
175,860
176,126
170,066
129,897
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

EBITDA Margin: 47.54% 56.63% 51.42% 50.24% 44.70%

The difference in net exchange gain fell 61% with respect to the same quarter in 2004

The **Integral Cost of Financing** dropped by Bs. 70.4 billion (51.9%), compared to the same period in 2004. This decrease was due to (a) a 19.5% drop in Interest and Financial Expenses resulting from lower local lending rates, the amortization of the debt, and early payment of foreign loans and (b) a 61% reduction in Net Exchange Gain resulted from a devaluation lower than expected in 800 bps and the efficient use of hedges, which mitigated the effect of the 12% devaluation decreed in March.

The decrease in both Interest and Financial Expenses and the difference in Net exchange Gain offset the 42.2% reduction in Result of Exposure to Inflation (due to a 302 bps drop in the inflation rate as compared to 2004).

Integral Cost of Financing (Millions of Bs.)

	1Q 04	1Q 05
Interest and Financial Expenses	(62,907)	(50,640)
Interest Income	15,614	11,982
Net Exchange Gain (Loss)	(130,375)	(50,865)
Result of Exposure to Inflation	42,003	24,277
	(135,665)	(65,246)

A Net Loss of Bs. 68.4 billion was reported for the quarter

Net loss totaled Bs. 68.4 billion, down 25.5% with respect to the same period in 2004. This decrease is partly due to a lower devaluation than in February 2004 and to the ongoing cost reduction plan implemented by management to mitigate the impact in financial results. These factors offset: (a) the lag in electrical energy tariffs and (b) the payment of additional charges as a result of making early payment on foreign short-term loans; based on EDC's refinancing strategy, which was designed to improve the company's debt maturity profile.

Net Income (Loss) (Millions of Bs.)



(91,822)
14,532
28,963
43,527
(68,379)
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

Total debt stood at US$ 610 MM

Average cost of the debt: 11.10%
Average life: 4.81 years

EDC average tariff for the first quarter of 2005: 106.8 Bs./KWh

SUMMARY OF FINANCIAL DEBT

At the close of the first quarter of 2005, the financial debt totaled US$ 610 MM, reflecting a decrease of US$ 170 MM (21.8%) with respect to the yearend 2004. This variation is mainly due to the early payment of the Euronotes (EUR 200 MM) by means of (a) the remaining portion of the amount raised with the bonds issued through ABN Amro (US$ 126.2 MM) and (b) loans in bolivars obtained from local banks and the local capital market. By paying the current portion of the long-term debt, the company completes the early payment schedule of short-term foreign debt initiated in the 4th quarter of 2004.

These operations have increased the average life of the debt to 4.81 years, up 298% compared to the first quarter of 2004.

The weighted average cost of the debt for the first quarter of 2005 was 9.69% for debt in foreign currency and 14.87% for debt in local currency. The weighted average cost of the total debt was 11.10%.

Financial leveraging (Debt/Equity) stood at 48%.

Total Financial Debt
(In Millions of US$)


Year
2000
1,160
2001
1099
2002
794
2003
664
2004
780
1Q 05
610
47.4%

Financial Debt Structure

	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05
Bs.	21%	25%	26%	22%	46%
US$	79%	75%	74%	78%	54%
Fixed Rate	78%	73%	71%	74%	51%
Variable Rate	22%	27%	29%	26%	49%
Short Term	67%	32%	34%	27%	33%
Long Term	33%	68%	66%	73%	67%

Average Life
(In years)


1.21
1.79
1.60
4.18
4.81
1Q04
2Q04
3Q04
4Q04
1Q05

MANAGEMENT OF THE BUSINESS

Tariff Regime

- As of January 1, 2005, the price of Methane Gas and the tariffs for transport and distribution services increased 56.5%, in accordance to the provisions published in Official Gazette N° 37.906. This adjustment was transferred to our customers effective 02/23/05 through the CACE (charge for the adjustment in fuel and energy costs, in Spanish) based on January fuel consumption. This represented a real increase for end users of approximately 5%.

- The average tariff for EDC and CALEY in the quarter stood at 106.8 Bs./kWh and 81.8 Bs./kWh, respectively.

Applicable to EDC, CALEV & ELEGGUA (1Q 2005)

Type of Service	Bs./kWh
Residential	114.3
General	116.5
Industrial	81.5
P. L. & Government	90.3
Average *	**106.8**

Applicable to CALEY (1Q 2005)

Type of Service	Bs./kWh
Residential	95.9
General	77.7
Industrial	84.8
P. L. & Government	46.6
Average	**81.8**

* Including costs for taxes and CACE (Adjusment Charge for fuel and energy)

Net energy produced in 1Q05: 2,438 GWh

Generation

Net energy production by the end of the quarter stood at 2,438 GWh, down 13% with respect to the same period in 2004. This drop was a result of the decreased need for thermal generation because of the higher water levels in the Guri Dam. As a result, EDC renewed its hydro energy purchase agreement with EDELCA in February 2005 to support more efficient use of primary energy sources available in the country.

The company purchased a total of 465 GWh of hydro energy from EDELCA during the first quarter of the year (excluding CALEY). By executing this agreement with EDELCA, EDC has been able to reduce costs through savings on Fuel Oil # 6 and to defer maintenance programs.

Installed Capacity (MW)	1Q05
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

Generation and Net Energy Purchases (GWh)	1Q04	2Q04	3Q04	4Q04	1Q05
Gross Generation*	2,880	2,988	2,473	2,303	2,506
Purchased Energy (Includes CALEY)	90	135	717	940	542
Internal Consumption and Losses	(706)	(661)	(630)	(619)	(690)
Total Sold Energy	**2,264**	**2,462**	**2,560**	**2,623**	**2,358**
Net Generation*	2,803	2,913	2,405	2,233	2,438
Plant Availability (yearly average) (%)*	81.02	85.74	83.65	84.07	83.51
Net Capacity Factor (quartely) (%)*	58.40	54.01	50.44	46.82	52.28

* Does not include GENEVAPCA

New Distributed Control System

The control system for Unit #8 (turbine, boiler and BOP) in Ampliación Tacoa was replaced by a distributed control system during the first quarter of this year. This new system will ensure performance and improve availablility and reliability of the unit.

Having better control over the boiler and the combustion system, means more control over the heat rate and safety conditions.

Total energy consumed by the system in the quarter: 2,799 GWh

Transmission & Distribution

By the end of the first quarter, the transmission system delivered 2,799 GWh to the distribution system, up 3.4% with respect to the same period in the previous year, establishing new historical monthly records in the quarter. This rise is mainly due to the requirements of the system stemming from higher energy demand.

Network Data

	March 31, 2005				
	230kV	69kV	30kV	Total	%
Lines installed (Km)					
Overhead lines	364	900	167	1,431	61
Underground	24	564	334	922	39
Total lines installed	388	1,464	501	2,353	100
Substations (#)	7	14	8	29	
Installed capacity (MVA)	3,340	4,563	982	8,884	

	March 31, 2005				
	12.47kV	8.3kV	4.8kV	Total	%
Lines installed (Km)					
Aerial	3,243	524	603	4,370	64
Underground	1,421	68	1,000	2,489	36
Total lines installed	4,664	592	1,603	6,859	100
Substations (#)	46	9	49	104	
Installed capacity (MVA)	3,303	89	898	4,289	
Meters thousands (#)				1,082	

According to PA Consulting Group in 2004 our SAIDI & SAIFI indicators were among the first quartile

Management Indicators

By the end of the first quarter, the **System Average Interruption Duration Index** (SAIDI) of the system (unforeseen interruptions installed in KVA, times the duration of the interruption in minutes, divided by the total KVA) was 4.56 hours, an improvement of 1.9% with respect to the first quarter of 2004. However, the index went up, reverting the existing downward trend as a result of the rainstorms of February 2005. The torrential rains led to flooding and road closures. One of our substations was flooded and the number of daily service claims was twice as high as in a normal day of operations. Timely and efficient response to outages by EDC workers led to the prompt reestablishment of service.

The **System Average Interruption Frequency Index** (SAIFI) (unforeseen interruptions in installed KVA divided by the total KVA) stood at 3.06 times, down 3.8% with respect to the same period in 2004.


SAIDI
In Hours
(Yearly Rolling Average)
Benchmark*
5,8
Good
4.66 4.6 4.73 4.81 3.86 3.83 3.72 3.70 3.85 3.75 3.87 4.56 4.56
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2004
2005


SAIFI
Times
(Yearly Rolling Average)
Benchmark*
4.66
Good
3.18 3.18 3.02 3.05 2.94 2.92 2.87 2.89 3.04 2.95 3.07 3.02 3.06
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2004
2005

*PA Consulting Benchmarking 2004

Development Plan for the Venezuelan Electrical System (PDSEN)

The PDSEN, which was launched in April 2004, is designed to set the guidelines and policies to be used for planning and organizing electrical service activities according to the Organic Law of Territorial Organization. The teams working in the areas of of Generation and Transmission are still in the stage of conjoint simulation and analysis. During the quarter, EDC, together with other Venezuelan electrical companies, prepared the chapter on Distribution of the 2005-2023 PDSEN, which will be used as the guideline for the mid- and long-term development of the distribution network. At the end of the study, a portfolio of projects in the area of Generation and Transmission should be set up for the next 18 years.

RCM@D Project

(Reliability Centered Maintenance)

Efforts are being made to implement the RCM philosophy throughout the served area

The technical training stage of the team that will execute the PDSEN was completed and the Caracas Metropolitan Area circuit analysis stage starting with 8 of the 36 circuits planned for 2005 was initiated. This stage consists of an in-depth study of the circuit assets to identify their functions, conditions, and impact of failures. Based on this information, preventive and corrective maintenance strategies will be designed for those assets.

In addition, needs for design improvement are being identified to ensure that the service meets specific requirements.

During the quarter, 35 redesign schemes and 138 maintenance plans were proposed as a result of this initiative.

As of March 2005, the Customer Care Network provides 131 tellers and over 400 on-line bank branches in the system

Total number of registered customers: 1,114,509

Billed Customers stand at 981,192 with a consumption of GWh 2,358

Retail

EDC continues to adapt the needs of its customers through a Customer Care Network consisting of 61 authorized agents with 87 tellers, 10 commercial offices with 51 customer care booths and 44 payment tellers, in addition to 400 on-line bank branches.

The main achievements for the quarter include:

- Implementation of a newly-designed, easier-to-read service bill. The new design aims to provide clearer information to our customers and, at the same time, comply with regulator requirements.
- Recent addition of customers in low-income areas (23 de Enero, Los Anaucos, José Félix Ribas, among others) as part of the energy losses recovery and customer satisfaction enhancement plans.
- Installation of prepaid meters and execution of integral tests in the La Moran slum, as part of the "Barrio Eléctrico" pilot project.

Management Indicators

The **total number of registered customers** by the end of the first quarter of 2005 stood at 1,114,509, 85% of which correspond to the residential category, 13.6% to the general category, and 1.4% to the industrial & public lighting category. Registered customers are those that have meters, even if they are disconnected, that is, both active and inactive customers according to the system data base.

The **total number of billed customers** for the period was 981,192, 87% of which correspond to the residential category, 11.6% to the general category and 1.4% to the industrial and public lighting category.

Energy sales in the served area stood at 2,358 GWh, up 4.3% with respect to the same period in 2004.

 # Customer (Registered)

Sectors	1Q04	2Q04	3Q04	4Q04	1Q05	1Q05 Vs 1Q04
Residential	922,512	935,289	936,876	929,483	946,763	2.6%
Industrial	8,715	8,780	8,817	8,797	9,028	3.6%
General	146,971	149,008	149,557	148,334	151,016	2.8%
Public Lighting and Government	7,298	7,373	7,392	7,394	7,702	5.5%
Total	**1,085,496**	**1,100,450**	**1,102,642**	**1,094,008**	**1,114,509**	2.7%

 # Customer (Supplies)

Sectors	1Q04	2Q04	3Q04	4Q04	1Q05	1Q05 Vs 1Q04
Residential	782,433	852,199	849,727	849,999	854,086	9.2%
Industrial	5,924	6,402	6,414	6,275	6,350	7.2%
General	103,390	113,423	113,278	113,214	113,892	10.2%
Public Lighting and Government	6,224	6,763	6,778	6,852	6,864	10.3%
Total	**897,971**	**978,787**	**976,197**	**976,340**	**981,192**	**9.3%**

Energy Sales (GWh) (Does not include Genevapca)

Sectors	1Q04	2Q04	3Q04	4Q04	1Q05	1Q05 Vs 1Q04
Residential	804	877	919	936	842	4.7%
Industrial	433	470	483	499	449	3.6%
General	827	901	924	955	856	3.5%
Public Lighting and Government	197	212	234	233	210	6.8%
Total Service Area	**2,261**	**2,460**	**2,560**	**2,623**	**2,357**	**4.3%**
National Interconnected System	3	2	0	0	1	**-73.1%**
Total (sservice area+NIS)	**2,264**	**2,462**	**2,560**	**2,623**	**2,358**	**4.2%**

Collection Effectiveness averaged 91%

Collection effectiveness averaged 91% in the first quarter of the year (96% for private sector accounts and 57% for government accounts). In March, the effectiveness of private sector collections reached 105.4%. The seasonality in public sector collections during the first three months of each year affected the consolidated results of this indicator.


Collection Effectiveness
1.2
1.0
0.8
0.6
0.4
0.2
0.93
0.99
0.99
1.01
0.91
Good
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

The Accounts Receivable Turnover improved by 11.2%

Accounts receivable turnover stood at 2.15 months, compared to 2.42 months in the first quarter of 2004. The level has remained constant throughout the past quarters, thus mitigating the seasonal effect of public sector collections in the first months of the year.


Accounts Receivable Turnover (months)
4.0
3.0
2.0
1.0
0.0
2.42
2.40
2.12
2.13
2.15
Good
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

Employee Safety

Safety Walks prevent accidents

Ten recorded minor lost time accidents (2 EDC employees and 8 contractors) during the quarter. Daily Safety Walks are being implemented across the company as part of the accident prevention strategy designed to detect unsafe/substandard conditions or acts which could lead to an accident in the various operational and administrative areas (workshops, warehouses, common areas, etc.)


Number of Accidents
2001
28
31
2002
27
27
2003
34
27
2004
22
25
1Q 05
8
2
Employees
Contractors

Cost Reduction Programs

Transmission & Distribution Equipment Recovery Program

Equipment recovery lead to savings of Bs. 3.77 billion

As part of the equipment recovery program, 265 pieces of distribution equipment were recovered, which led to savings of Bs. 2.75 billion compared to the new purchase price. Thus, the company continues to reduce costs, optimize the use of assets of the electrical grid, and help to protect the environment.

The Transmission Unit generated Bs 1.02 billion in savings during the quarter, mainly due to the recovery of switch chambers in major substations.


Recovery of Distribution Equipment
Savings
MM Bs.
8,424
Equipment
Recovery
2,711
Savings
MM Bs.
2,746
Equipment
Recovery
265
2004
1Q05

Savings
Bs. 416 MM

Transformer Replacement

Eighteen transformers, which were not being used to their full capacity, were relocated to more appropriate sites as part of the company's plan to optimize the use of the distribution network's assets and generate savings by not having to purchase new equipment (Bs. 416 MM).

Addition of 3,894 new customers to our portfolio

Energy Losses Recovery Program

Energy losses in the quarter stood at 17.66% (10.26% of which are non-technical losses).

The company implemented a Strategic Initiative known as "Zero Unaccounted-for Energy" designed to increase revenues. Plan features include:

- Integrated Plan in motion to involve all business units.
- Implementation of initiatives and projects to recover and reduce technical and non-technical losses.
- A Revenue and Asset Management focus for operating and investment decisions.

During the quarter, the Plan produced the following results:

- Addition of 3,894 new customers to our portfolio;
- Recovery of 39 GWh;
- Installation of 40 control meters;
- Removal of 12,666 illegal lamps and installation of 33 timers to control street lighting;
- Replacement of 7,610 meters with expired official calibration;
- Calibration of all remote control metering units in minor substations;
- Development of new technical standards to prevent fraud and theft of electrical energy.

298 prepaid Meters were installed

Barrio Eléctrico

During the first quarter of 2005, 298 meters with prepaid technology were installed in the La Moran Slum. The local government (Libertador Municipal Govt.) has contributed Bs.172 million to the project.

In addition, with the end of assessing the possibility of applying this project in other areas, a survey of the Caracas Metropolitan Area was carried out to determine education, income, services, housing and equipment levels of the population. The survey was conducted using multi-variate statistical techniques and geo-referenced information.

Exact information about meter behavior

Data Collection to Determine Customer-Transformer Relationship

By the end of the quarter, EDC completed the bidding and contracting process for the data collection project to determine the Customer-Transformer relationship. The people who will gather the data were trained, and the first field tests were carried out using new portable equipment. The information will be very useful in making non-technical loss-reduction activities more efficient and in calculating the profitability of the circuits.

In the first quarter of 2005, 11,100 legal meters were validated and 1,011 illegal connections were detected, for a total of 12,111 connection points associated to their respective transformers. The transformer-meter relationship has been determined in the area served by 12 substations.

AFFILIATES


GENEVAPCA
Energía positiva en acción

In the first quarter of 2005, Generación de Energía y Vapor (GENEVAPCA), in addition to meeting its commitments with PDVSA, helped to alleviate the scarcity of energy in the Paraguaná Peninsula by contributing 111 GWh to CADAFE (approximately 38% of the demand in the region). Thus, the EDC affiliate continues to support the Venezuelan Electrical System.

GENEVAPCA's sales of electrical energy for the quarter totaled 310 GWh, down 6.27% from 1Q04. Steam sales stood at 160,179 MT, down 23.52%, with respect to the same period in 2004.


Energy Contributions to the Venezuelan Electrical System (GWh)
130
177
178
163
111
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05


SERDECO,C.A.

Serdeco´s operating revenues totaled Bs.5.5 billion for the first quarter of 2005, up 6% with respect to the same quarter of 2004. This increase resulted from the application of the adjustment made to the tariffs for Waste Collection & Landfill services and for commercial management of PDVSA Gas.

Operating expenses grew 4% with respect to the same period in 2004, standing at Bs. 3.8 billion. This variation is mainly due to both higher service and technological costs in the company.


COM MOVIL
Soluciones Tecnológicas

At the end of the quarter, Commovil generated Bs. 787 million in operating revenues, while its operating expenses stood at Bs. 454 million.

The company currently has 163 clients, to which it renders services that include equipment (radios and accessories) sales, rental and repairs. Service availability stood at 99.9%.


mart power

Smartpower services have led to the detection of losses in substations by means of a pilot project designed to verify measurements in the Barbecho Substation in Los Teques.

The company continues to provide, as its main service, electrical variable tele-metering, which allows clients to monitor their consumption, thus contributing to a more efficient use of energy by our clients.


AES
network

At the end of the first quarter, AES Network had 36 clients, which include local & international telecom operators and Internet Service Providers (ISP).

Operating revenues for the quarter stood at Bs. 2.3 billion, while operating expenses totaled Bs. 917 million.

Availability of the TDM service for the period was 99.99%. Regarding the Ethernet service, availability stood at 99.93%.

AES Network is the only company offering Ethernet connectivity service in fiber optics. It operates 24 hours a day all year long.

THE STOCK MARKET

EDC Share Price

The price of the EDC share closed at Bs. 470 in the first quarter

The price of the EDC share closed at Bs.470 this quarter, up 6.1% with respect to the price at the end of March 2004 (Bs. 443). This rise resulted from the fact that the company paid out extraordinary dividends in 2004 and early 2005, as well as from an improved debt profile, which reflects the capital structure suitable for this type of company.


EDC Share Price
(Bs.)
443
450
495
499.9
470
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

Market Capitalization

Market capitalization fell 5.3% with respect to the end of March 2004

Market capitalization stood at US$694 MM in the quarter, 5.3% lower than at the end of March, 2004. This drop is due to a 12% devaluation of the bolivar with respect to the US Dollar in March 2005, which diluted the 6.1% rise in the EDC share price.


Market Capitalization
(Millions of US$)
733
744
819
827
694
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

EVENTS

La Electricidad de Caracas Launches new Website

www.laedc.com.ve is the new way to learn about EDC

EDC is proud to announce to its customers, shareholders, and the public at large the launching of its new Website www.laedc.com.ve, where they will be able to find information on the company 24 hours a day.

This innovative, interactive communications tool is designed to reinforce the presence and image of the company across the market.

The Website is divided into three main modules:

- The Company: This module contains the history of the company, basic information on electrical power, and data about the social responsibility programs carried out by the organization.
- Investor Relations: In this section, one can find the price of the EDC share in real time, quarterly reports, financial statements, presentations, calendar of events and frequently asked questions in the financial community.
- Virtual Office: This section provides on-line services, such as the customer's balance, information on banks affiliated to receive on-line payments, a simulator of power consumption in the household, and an agenda of scheduled interruptions, among others.

EDC makes timely payment of first coupon

EDC Pays First Coupon on 2014 Bonds

On April 15, 2005, EDC paid its first interest coupon for a total of US$12.4 MM corresponding to the EDC 2014 bond issue, which totals US$260 MM.

The issue was led by ABN Amro and matures in 10 years, with a 10.25% annual yield paid out semi-annually.

EDC continues to pay out dividends in cash

Dividends

In February, CADIVI authorized payment of an extraordinary dividend in USD corresponding to the dividend decreed in November 2004 (Bs. 15.28 per share). This dividend was paid out to ADRs holders at the official rate of Bs.1920/USD, for a total of US$21.9 MM.

On April 8, 2005, EDC paid out and extraordinary dividend of Bs. 17.10 per share (Bs. 855 per ADRs) to all shareholders who were registered in the book of shareholders as of March 31, 2005.

Dividend payment Bs./Share (Quarterly)


36.65
12.85
15.28
17.10
1T 04
2T 04
3T 04
4T 04
8-Apr-05

SOCIAL RESPONSIBILITY

Voluntary Contribution through Payroll Program


AVN



One of the social responsibility initiatives of the company is to support the Voluntary Contribution to the Community (DVC), not only from an institutional point of view, but also through the **Voluntary Contribution Through Payroll Program** (AVN in Spanish). The program seeks to attract the direct participation of workers who, together with the company, support charitable initiatives. The DVC, on the basis of sound management criteria, channels the contributions of both companies and workers toward social action projects chosen by the contributors themselves.

In the first quarter of this year, the DVC supported 9 projects, 5 of which were in the area of health care (Bs. 156.2 million) and 4 in the area of education (Bs. 210.2 million), among the financiary-assisted institutions we can mention: Asociación Civil Hogar Bambi De Venezuela, Fundación Operación Sonrisa De Venezuela y Asociación Civil Centro Comunal Don Bosco.

Donate Your Change


Dona tu vuelto

The "Donate Your Change" program collects, with the customer's permission, the change remaining after paying the bill for electricity and other services. The program is sponsored by the Voluntary Contribution to the Community (DVC in Spanish) and the money collected is donated to the Fe y Alegría charity.

In the first quarter of 2005, Bs. 50 MM were used to build the library, as well as to equip and refurbish the computer lab in the Nuestra Señora de Coromoto School in the city of Los Teques. This initiative has benefited 600 low-income students.

EDC Workers Give a Helping Hand

By EDC workers initiative, a total of Bs. 7 million was invested in refurbishing a sports facility in the densely populated neighborhood known as "23 de Enero".

Together with 23 de Enero neighbors, 50 volunteer EDC retail workers spent many hours of their free time helping out in this worthwhile activity.

The Electrobus

The Electrobus is a mobile unit that is designed to transmit basic information about electrical power through the use of alternative tools and interactive activities.

The project is part of the Energy Efficiency Program whereby EDC reaches out to its customers and the community at large.

In the first quarter of 2005, the unit visited nine schools and public/private institutions, and received a total of 957 visitors.

Arboleda Project

GENEVAPCA, together with regional government organizations, has been planting native trees throughout the Paraguaná Peninsula. During the quarter, 260 trees of various species were planted in the area and an environmentally- friendly message was given in 4 schools, reaching a total of 2,420 people, including children, teenagers and adults.

The results presented in this report have not been audited and were prepared according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and according to International Accounting Standards (IAS).

These results have been adjusted to reflect the effects of inflation according to the aforementioned accounting standards and are presented in constant bolivars as of March 31, 2005.

As of the end of March 2005, the exchange rate was Bs.2,150.00/US$ and the average exchange rate for the year was 1,987.84/US$. The Consumer Price Index (1997 base year) for the end of March 2005 was 474.95 and the average Consumer Price Index for the January-March 2005 period was 470.88

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private power utility in Venezuela. EDC shares are dealt in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in the U.S. over-the-counter market under "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

Please send your questions or comments to Investor Relations at edcinversionistas@aes.com

This report may contain forward-looking information and statements that are completely speculative based on information, operative plans and forecasts currently available about tendencies and future events. Such information is therefore subject to risk and uncertainty. Diverse factors could cause future events to significantly differ from those expressed and forecasted in this report, including, among others, changes in the general economic, political, governmental and business conditions. If any of these risks or uncertainties were to materialize, or if the underlying suppositions were incorrect, real future events could significantly vary from those described. C.A. La Electricidad de Caracas (EDC) assumes no obligation to update or correct the information contained in this report.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2005)

	1Q04 Bs	2Q04 Bs	3Q04 Bs	4Q04 Bs	1Q05 Bs	1Q05 MM US$
Operating Revenues	308,215	310,529	342,525	338,476	290,606	146
Operating Expenses	(161,675)	(134,669)	(166,399)	(168,410)	(160,709)	(81)
EBITDA	**146,540**	**175,860**	**176,126**	**170,066**	**129,897**	**65**
EBITDA MARGIN	**47.54%**	**56.63%**	**51.42%**	**50.24%**	**44.70%**	44.70%
Depreciation	(91,388)	(105,730)	(102,849)	(91,428)	(92,263)	(46)
EBIT	**55,152**	**70,130**	**73,277**	**78,637**	**37,634**	**19**
EBIT MARGIN	**17.89%**	**22.58%**	**21.39%**	**23.23%**	**12.95%**	12.95%
Other Income and (Expenses),Net	(686)	(1,718)	(9,362)	(13,683)	(31,276)	(16)
Integral Cost of Financing	(135,665)	(40,694)	(18,976)	(25,474)	(65,246)	(33)
INCOME (LOSS) BEFORE PROVISION TAXES, DISCONTINUED OPERATIONS, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	**(81,199)**	**27,718**	**44,939**	**39,480**	**(58,888)**	**(30)**
Provision for Income Tax	(10,415)	(14,060)	(14,516)	3,097	(8,843)	(4)
Discontinued Operations	1	1,208	(2,227)	1,018	-	-
Equity in Net Income of Affiliated Company	(212)	413	(205)	257	(309)	(0)
Minority Interest	3	(747)	972	(325)	(339)	(0)
NET INCOME (LOSS)	**(91,822)**	**14,532**	**28,963**	**43,527**	**(68,379)**	**(34)**
NET MARGIN	**-29.79%**	**4.68%**	**8.46%**	**12.86%**	**-23.53%**	**-23.53%**
NET INCOME (LOSS)PER SHARE	(29.08)	4.60	9.17	13.78	(21.65)	(0.01)
NET INCOME (LOSS) PER ADR	(1,454)	230	459	689	(1,083)	(0.54)
OUTSTANDING SHARES (millions)	3,158	3,158	3,158	3,158	3,158	3,158

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2005)

	2004 March 31	2005 March 31
ASSETS		
Current Assets	1,062,449	1,069,232
Cash and Cash Equivalents	572,981	619,432
Property, Plant and Equipment, net	3,984,648	3,647,821
Investments	89,479	3,909
Long Term Accounts Payable	57,675	42,112
Intangible Assets and Deferred Credits	24,396	42,505
Total Assets	**5,218,647**	**4,805,579**
LIABILITIES AND EQUITY		
Current Liabilities	1,455,841	988,737
Short Term Debt	986,235	426,978
Long Term Debt	461,814	883,692
Others Liabilities	200,531	183,487
Equity	3,100,461	2,749,663
Total Liabilities and Equity	**5,218,647**	**4,805,579**
Current Assets/Current Liabilities	**0.73**	**1.08**
Short Term Debt/Long Term Debt	**2.14**	**0.48**
Equity/Total Assets	**59.41%**	**57.22%**
Financial Debt/Total Capitalization	**31.84%**	**32.28%**



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados Relevantes
1 TRIMESTRE
2005

C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS DEL PRIMER TRIMESTRE DE 2005

Para el primer trimestre, la EDC registró ingresos operativos por Bs. 290,6 millardos, EBITDA de Bs. 129,9 millardos (Margen EBITDA de 44,7%) y una pérdida neta de Bs. 68,4 millardos.

ASPECTOS RESALTANTES

- Los ingresos operativos al cierre del trimestre disminuyeron en 5,7% en comparación con el mismo trimestre del año anterior.
- Los gastos de operación disminuyeron en 0,6% en relación al mismo trimestre del año anterior.
- La pérdida neta disminuyó 25,5% con respecto al primer trimestre de 2004.
- Deuda total al cierre del trimestre US$ 610 MM.
- Se cumplió con el compromiso de cambio de acreedor al cancelar EUR 200 MM.
- El 17 de febrero de 2005 CADIVI autorizó pago de dividendo extraordinario en dólares por US$ 21,9 MM.
- EDC lanza su nueva Página Web: **www.laedc.com.ve**
- El 8 de abril de 2005 se pagó un dividendo extraordinario de Bs. 17,10 por acción.
- EDC paga el primer cupón de intereses de los bonos EDC 2014.


SEC MAIL PROCESSING
RECEIVED
2005
WASH., D.C.
192
SECTION

FACTORES EXTERNOS (*)

- Inflación acumulada durante el trimestre de 3,3%.
- El Índice de Precios al Mayor (IPM) creció 5,5% durante el trimestre.
- Devaluación del 12% del bolívar con relación al dólar, al ajustarse el tipo de cambio oficial de Bs. 1.920 a Bs. 2.150 por US$.
- El PIB durante el trimestre creció 11,2%. (**)
- Desempleo para el mes de marzo 13,5%.

( ) Fuente: BCV e INE*
(**) Estimación de Maza Zabala (Director del BCV).

RESULTADOS FINANCIEROS

Los Resultados Financieros han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores" (CNV) y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela y están expresados en millones de bolívares constantes al 31 de marzo de 2005, de acuerdo con la DPC 10 "Normas para la Elaboración de Estados Financieros Ajustados por Efectos de la Inflación".

Comparación Trimestral: (millones de Bs.)	1T 04	2T 04	3T 04	4T 04	1T 05
Ingresos de Operación	308.215	310.529	342.525	338.476	290.606
Gastos de Operación	(161.675)	(134.669)	(166.399)	(168.410)	(160.709)
EBITDA	**146.540**	**175.860**	**176.126**	**170.066**	**129.897**
MARGEN EBITDA	**47,54%**	**56,63%**	**51,42%**	**50,24%**	**44,70%**
Utilidad (Pérdida) Neta	**(91.822)**	**14.532**	**28.963**	**43.527**	**(68.379)**

Persona Contacto:
Scarlett Alvarez U.
Directora
Relaciones con Inversionistas
58-212/ 502.2950
edcinversionistas@aes.com
www.laedc.com.ve

El rezago tarifario incidió en la disminución de los ingresos de operación durante el trimestre

Los **Ingresos de Operación** totalizaron Bs. 290,6 millardos disminuyendo en 5,7% con respecto a los obtenidos en el mismo trimestre del año anterior. Esta disminución se debe al efecto del ajuste por inflación de las ventas registradas en el primer trimestre de 2004 a moneda constante al 31 de marzo de 2005 aunado al rezago tarifario con relación a la inflación, así como al descenso en las ventas de energía al Sistema Interconectado Nacional (SIN). Esta disminución no se compensa con el incremento de la demanda de energía de 4,3%, para la zona servida y con los esfuerzos que realiza la compañía orientados a la reducción y recuperación de pérdidas de energía (revirtiendo la tendencia creciente de este indicador, con la recuperación 39 GWh durante el trimestre). Estas iniciativas fueron diseñadas a finales del año 2004 y reformuladas a principios de este año.


Ingresos de Operación (Millones de Bs.)
308.215
310.529
342.525
338.476
290.606
1T 04
2T 04
3T 04
4T 04
1T 05

Los gastos operativos disminuyeron en 0,6%

Los **Gastos de Operación (sin depreciación)** para este trimestre totalizaron Bs. 160,7 millardos, disminuyendo en 0,6% con respecto al mismo trimestre del año anterior. Esta disminución se debe a la continua reducción de costos, al ahorro obtenido durante el trimestre en el consumo de combustibles (Fuel Oil #6) y al menor uso del parque generador (producto del acuerdo de compra de energía hidroeléctrica a EDELCA, que ha mitigado en parte el aumento del 56,5% que experimento el precio del combustible a partir del mes de enero).


Gastos de Operación (Millones de Bs.)
161.675
134.669
166.399
168.410
160.709
1T 04
2T 04
3T 04
4T 04
1T 05

El EBITDA se ubicó en Bs. 129,9 millardos (Margen EBITDA de 44,7%)

El **EBITDA** disminuyó 11,4% con respecto al mismo periodo del año 2004 al ubicarse en Bs.129,9 millardos debido a la disminución de los Ingresos en Operación en 5,7%. El EBITDA representa 4,1 veces los gastos de intereses.

El **Margen EBITDA** se situó en 44,7% disminuyendo en 284 bps con respecto al obtenido en el mismo trimestre del año anterior que se ubicó en 47,5%.


EBITDA (Millones de Bs.)
146.540
175.860
176.126
170.066
129.897
1T 04
2T 04
3T 04
4T 04
1T 05

Margen EBITDA:	47,54%	56,63%	51,42%	50,24%	44,70%

La diferencia en cambio neta disminuye 61% en relación al mismo trimestre del año anterior.

El **Costo Integral de Financiamiento** descendió en Bs. 70,4 millardos (51,9%) al compararse con el mismo periodo del año 2004, como consecuencia de la disminución de: (a) los Intereses y Gastos Financieros en un 19,5%, debido a la baja de la tasa activa local y a la amortización de deuda y cancelación anticipada de préstamos externos y (b) la diferencia en cambio neta en 61%, debido a una devaluación inferior en 800 bps y por el uso eficiente de los instrumentos de cobertura que mitigaron en parte el efecto de la devaluación registrada en el mes de marzo.

Esta disminución de los Intereses y Gastos Financieros y de la diferencia en cambio neta, contrarrestan la baja del Resultado monetario en 42,2% (debido a una inflación menor en 302 bps con respecto a la del año 2004).

Costo Integral de Financiamiento (Millones de Bs.)

	1T 04	1T 05
Intereses y gastos financieros	(62.907)	(50.640)
Intereses ganados	15.614	11.982
Diferencia en cambio, neta	(130.375)	(50.865)
Resultado monetario del ejercicio	42.003	24.277
	(135.665)	**(65.246)**

Durante el trimestre, se reportó una pérdida neta de Bs. 68,4 millardos

Se registró una **Pérdida Neta** de Bs. 68,4 millardos, inferior en 25,5% a la obtenida en el mismo periodo del año 2004. Esta disminución es atribuible -en parte- a una devaluación durante el trimestre, inferior a la registrada en el mes de febrero de 2004, y a la continuación del plan de reducción de costos llevado a cabo por la gerencia. Estos factores atenuaron el impacto en los resultados financieros de: (a) la carencia de un ajuste en las tarifas del servicio eléctrico y (b) la cancelación de cargos adicionales producto del pago anticipado de préstamos externos a corto plazo, con base en la estrategia de refinanciamiento llevada adelante por la compañía para mejorar el perfil de vencimiento de su deuda.

Utilidad (Pérdida) Neta (Millones de Bs.)


43.527
28.963
14.532
(68.379)
(91.822)
1T 04
2T 04
3T 04
4T 04
1T 05

La deuda total se ubicó en US$ 610 MM

Costo promedio de la deuda: 11,10% Vida promedio: 4,81 años

Tarifa promedio EDC: 106,8 Bs./KWh durante el primer trimestre del año

RESUMEN DEUDA FINANCIERA

Al cierre del trimestre la deuda financiera totalizó US$ 610 MM, reflejando una disminución de US$ 170 MM (21,8%) con respecto al cierre del año 2004. Esta variación se debe principalmente al pago anticipado de las Euronotas (EUR 200 MM) mediante: (a) el remanente del monto de los bonos emitidos a través de ABN Amro (US$ 126,2 MM) y (b) préstamos obtenidos en bolívares con la banca y el mercado de capital local. Con este pago de porción corriente de deuda a largo plazo, concluimos el programa de pagos anticipados de deudas externas a menor plazo iniciado durante el cuarto trimestre del año 2004.

Estas operaciones han permitido elevar la vida promedio de la deuda a 4,81 años, reflejando una mejora del 298% en comparación con el primer trimestre de 2004.

Para el trimestre el costo promedio ponderado de la deuda en moneda extranjera fue de 9,69%, y en moneda local fue de 14,87%. El costo promedio ponderado de la deuda total fue de 11,10%.

El apalancamiento financiero (Deuda/Patrimonio) se situó en 48%.

Total Deuda Financiera
(Expresado en millones de US$)


Años
2000
1.160
2001
1.099
2002
794
2003
664
2004
780
1T 05
610
47,4%

Estructura de la Deuda Financiera

	Mar-04	Jun-04	Sep-04	Dic-04	Mar-05
Bs.	21%	25%	26%	22%	46%
US$	79%	75%	74%	78%	54%
Tasa Fija	78%	73%	71%	74%	51%
Tasa Variable	22%	27%	29%	26%	49%
Corto Plazo	67%	32%	34%	27%	33%
Largo Plazo	33%	68%	66%	73%	67%

Vida Promedio
(expresada en años)


1,21
1,79
1,60
4,18
4,81
1T04
2T04
3T04
4T04
1T05

GESTIÓN DEL NEGOCIO

Régimen Tarifario

- El 1° de enero de 2005, los precios del Gas Metano y las tarifas para los servicios de transporte y distribución aumentaron en 56,5% de acuerdo a lo previsto en la Gaceta Oficial N° 37.906. Este ajuste fue trasladado a los clientes, a partir del 23/02/2005 vía CACE (cargo por ajuste de combustible y energía) con base en el consumo de combustible de enero, lo que representó un aumento real al usuario final de aproximadamente 5%.

- La tarifa promedio para la EDC y CALEY se ubicó en 106,8 Bs./kWh y 81,8 Bs./kWh respectivamente.

Aplicable a EDC, CALEV y ELEGGUA (1T 2005)

Tipo de Servicio	Bs./kWh
Residencial	114,3
General	116,5
Industrial	81,5
A.P. y Sector Oficial	90,3
Promedio *	**106,8**

Aplicable a CALEY (1T 2005)

Tipo de Servicio	Bs./kWh
Residencial	95,9
General	77,7
Industrial	84,8
A.P. y Sector Oficial	46,6
Promedio*	**81,8**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Durante el trimestre la Energía Neta producida fue 2.438 GWh

Generación

La energía neta producida al cierre del trimestre alcanzó 2.438 GWh disminuyendo en un 13% en comparación al mismo periodo del año 2004. Este comportamiento se debe a que los requerimientos de generación de energía, para atender las necesidades del resto del país, cayeron como producto de la recuperación de la cota del Embalse de Guri. Esta situación ha permitido a la EDC continuar con el acuerdo con EDELCA renovado en el mes de febrero de 2005, para la compra de energía hidroeléctrica (apoyándo la política de uso eficiente de las energías primarias disponibles en el país).

El total de energía hidroeléctrica comprada al cierre del trimestre alcanzó 465 GWh (no incluye CALEY). Como resultado del acuerdo con EDELCA se ha reducido el consumo de Fuel Oil #6 y se han diferido los programas de mantenimiento, traduciéndose en ahorros de costos.

Capacidad Instalada (MW)	1T05
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

Generación y Compra de Energía Neta (GWh)	1T04	2T04	3T04	4T04	1T05
Generación Bruta*	2.880	2.988	2.473	2.303	2.506
Energía Comprada (Incluye CALEY)	90	135	717	940	542
Consumo Interno y Pérdidas	(706)	(661)	(630)	(619)	(690)
Total Energía Vendida	**2.264**	**2.462**	**2.560**	**2.623**	**2.358**
Generación Neta*	**2.803**	**2.913**	**2.405**	**2.233**	**2.438**
Disponibilidad Planta (promedio anual) (%)*	**81,02**	**85,74**	**83,65**	**84,07**	**83,51**
Factor de Capacidad, Neta (trimestral) (%)*	**58,40**	**54,01**	**50,44**	**46,82**	**52,28**

* No incluye GENEVAPCA

Nuevo Sistema de Control Distribuido

El sistema de control de la unidad #8 (turbina; caldera y BOP) de Ampliación Tacoa fue reemplazado por un sistema de control distribuido, durante el primer trimestre de este año. Este nuevo sistema permitirá asegurar el desempeño y mejorar la disponibilidad y confiabilidad de la unidad.

Al tener un mejor dominio de la caldera y el sistema de combustión, aumenta el control sobre el heat rate y las condiciones de seguridad.

El total de energía consumida por el sistema fue de 2.799 GWh

Transmisión y Distribución

La energía entregada por el sistema de transmisión al sistema de distribución -al cierre del primer trimestre- fue de 2.799 GWh, alcanzando un crecimiento del 3,4% con respecto al mismo periodo del año anterior, estableciendo nuevos máximos históricos mensuales para el primer trimestre del año. Este incremento obedece principalmente a requerimientos del sistema producto del crecimiento que experimentó la demanda de energía.

Datos de la Red

Marzo 31, 2005	230kV	69kV	30kV	Total	%
Líneas instaladas (Km)					
Aéreas	364	900	167	1.431	61
Subterráneas	24	564	334	922	39
Total líneas instaladas	388	1.464	501	2.353	100
Subestaciones (#)	7	14	8	29	
Capacidad Instalada (MVA)	3.340	4.563	982	8.884	

Marzo 31, 2005	12,47kV	8,3kV	4,8kV	Total	%
Líneas instaladas (Km)					
Aéreas	3.243	524	603	4.370	64
Subterráneas	1.421	68	1.000	2.489	36
Total líneas instaladas	4.664	592	1.603	6.859	100
Subestaciones (#)	46	9	49	104	
Capacidad Instalada (MVA)	3.303	89	898	4.289	
Medidores miles (#)				1.082	

Según benchmark realizado por PA Consulting Group en el año 2004 nuestros indicadores SAIDI y SAIFI se ubicaron dentro del 1er cuartil

Indicadores de Gestión

El **Índice Móvil Anual de Duración de Interrupción** (SAIDI) del sistema -KVA instalados interrumpidos imprevistos por los minutos de interrupción entre los KVA totales- fue 4,56 horas al cierre del trimestre, mejorando en un 1,9% con respecto al mismo trimestre del año anterior. Sin embargo, como consecuencia de la vaguada ocurrida durante el mes de febrero de 2005, este índice se incrementó en relación a la tendencia mantenida a finales del 2004. Este fenómeno atmosférico generó desbordamiento de ríos y cierre de vías, causando la inundación de una de nuestras sub-estaciones y duplicando la cantidad de reclamos de servicio con respecto a un día normal de operaciones. La atención a las fallas se efectuó de forma oportuna, efectiva y respetando en todo momento las normas de seguridad personal, recuperándose el servicio en muy corto tiempo.

El **Índice Móvil Anual de Frecuencia de Interrupción** (SAIFI) -KVA instalados interrumpidos imprevistos entre los KVA totales- se ubicó en 3,06 veces, menor en 3,8% comparado con el mismo periodo de año anterior.

SAIDI
Expresado en Horas
(Promedio Móvil Anual)



Bueno
Benchmark*
5,8
4,65 4,6 4,73 4,81 3,85 3,83 3,72 3,70 3,86 3,75 3,87 4,56 4,56
Mar Abr May Jun Jul Ago Sep Oct Nov Dic Ene Feb Mar
2004
2005

SAIFI
Veces
(Promedio Móvil Anual)



Bueno
Benchmark*
4,66
3,18 3,18 3,02 3,05 2,94 2,92 2,87 2,89 3,04 2,96 3,07 3,02 3,06
Mar Abr May Jun Jul Ago Sep Oct Nov Dic Ene Feb Mar
2004
2005

*PA Consulting Benchmarking 2004

Plan de Desarrollo del Sistema Eléctrico Nacional (PDSEN)

En abril de 2004 se inició la formulación del PDSEN, el cual tiene como objetivo fijar los lineamientos y políticas para la planificación y el ordenamiento de las actividades del servicio eléctrico, en los términos que establece la Ley Orgánica para la Ordenación del Territorio.

Los equipos de trabajo relacionados con las áreas de Generación y Transmisión aún se encuentran en la etapa de simulación conjunta y análisis de resultados.

Durante el trimestre, la EDC en conjunto con el resto de las empresas del Sector Eléctrico Nacional desarrolló, en apoyo al área de Transmisión el capítulo de Distribución del PDSEN 2005-2023, el cual será utilizado como el Plan indicativo para el desarrollo de la red de distribución a mediano y largo plazo. Así mismo, se espera tener al final del estudio el portafolio de proyectos en las áreas de Generación y Transmisión para los próximos 18 años.

Proyecto RCM@D

(Reliability Centered Maintenance)

La filosofía RCM será implantada en toda el área servida

Para el mes de mazo culminó la formación técnica del equipo que desarrollará el proyecto y se inició la etapa de análisis de 8 circuitos (de los 36 circuitos planificados para el 2005) del Área Metropolitana. Esta etapa consiste en el estudio en profundidad de los activos que conforman estos circuitos, identificando la función que desempeñan, condiciones de fallas y su impacto. En base a esta información se diseñan las estrategias y acciones de mantenimiento preventivo y correctivo de dichos activos.

Adicionalmente se identifican mejoras de diseño. Todo esto con la finalidad de garantizar un servicio acorde con las necesidades de cada caso.

Como resultado del trimestre, se generaron 35 propuestas de rediseño y 138 Planes de Mantenimiento.

Para marzo la Red de Atención al Cliente dispone de 131 taquillas de pago y de 400 agencias bancarias para el pago en línea.

Comercialización

La EDC continúa adaptándose a las necesidades de nuestros clientes con una Red de Atención conformada por 61 agentes autorizados con 87 taquillas de pagos, 10 oficinas comerciales con 51 puestos de atención al cliente y 44 taquillas de pago, además de 400 agencias bancarias disponibles para el pago en línea.

Entre los logros más significativos para el trimestre se destacan:

- Nueva factura de servicio (Enero 2005), en la cual se mejora su comprensión y lectura. Este nuevo diseño responde a las necesidades de información de nuestros clientes, así como con el cumplimiento de los requerimientos del ente regulador.
- Incorporación de nuevos clientes en las áreas de bajos ingresos (23 de Enero, Los Anaucos, José Félix Ribas, entre otras), como parte del proyecto de recuperación de pérdidas de energía y la mejora de la satisfacción de nuestros clientes.
- Finalización de la instalación de medidores prepago y realización de pruebas integrales en el Barrio La Morán, como parte de la prueba piloto del Proyecto Barrio Eléctrico.

Total Clientes Suministros 1.114.509

Clientes Facturados 981.192 Consumo en GWh 2.358

Indicadores de Gestión

El número **total de suministros** al cierre del primer trimestre del año 2005, fue de 1.114.509; de los cuales 85% corresponden a clientes residenciales, 13,6% a clientes general y 1,4% a clientes industriales y alumbrado público. Se consideran suministros, aquellos clientes que disponen de medidores de energía, aunque el servicio se encuentre desconectado o sean clientes activos o no en la base de datos del sistema.

El **total de clientes facturados** para el periodo, fue de 981.192; de los cuales 87% corresponden a clientes residenciales, 11,6% a clientes general y el 1,4% a clientes industriales y alumbrado público.

Las **ventas de energía** en el área servida se ubicaron en 2.358 GWh aumentando en 4,3% con respecto al mismo periodo del año 2004.

Número de Clientes (Suministros)

Sectores	1T04	2T04	3T04	4T04	1T05	1T05 Vs 1T04
Residencial	922.512	935.289	936.876	929.483	946.763	2,6%
Industrial	8.715	8.780	8.817	8.797	9.028	3,6%
General	146.971	149.008	149.557	148.334	151.016	2,8%
Oficial / Alumbrado Público	7.298	7.373	7.392	7.394	7.702	5,5%
Total	**1.085.496**	**1.100.450**	**1.102.642**	**1.094.008**	**1.114.509**	2,7%

Número de Clientes Facturados

Sectores	1T04	2T04	3T04	4T04	1T05	1T05 Vs 1T04
Residencial	782.433	852.199	849.727	849.999	854.086	9,2%
Industrial	5.924	6.402	6.414	6.275	6.350	7,2%
General	103.390	113.423	113.278	113.214	113.892	10,2%
Oficial / Alumbrado Público	6.224	6.763	6.778	6.852	6.864	10,3%
Total	**897.971**	**978.787**	**976.197**	**976.340**	**981.192**	**9,3%**

Consumo (GWh) (No incluye Genevapca)

Sectores	1T04	2T04	3T04	4T04	1T05	1T05 Vs 1T04
Residencial	804	877	919	936	842	4,7%
Industrial	433	470	483	499	449	3,6%
General	827	901	924	955	856	3,5%
Oficial / Alumbrado Público	197	212	234	233	210	6,8%
Total Area Servida	**2.261**	**2.460**	**2.560**	**2.623**	**2.357**	**4,3%**
Sistema Interconectado Nacional	3	2	0	0	1	**-73,1%**
Total (area servida+SIN)	**2.264**	**2.462**	**2.560**	**2.623**	**2.358**	**4,2%**

La efectividad de cobranza cerró en 91% para el primer trimestre

La efectividad de la cobranza fue de 91% durante el primer trimestre del año (compuesto por 96% en cuentas del sector privado y 57% en cuentas del sector público). El comportamiento en el sector privado del mes de marzo alcanzó una efectividad del 105,4%. La estacionalidad de la cobranza en el sector público durante los primeros tres meses del año, debido a ciclos presupuestarios, afecta el resultado consolidado de este indicador.


Efectividad de la Cobranza
1,2
1,0
0,8
0,6
0,4
0,2
0,93
0,99
0,99
1,01
0,91
Bueno
1T 04
2T 04
3T 04
4T 04
1T 05

La rotación de cuentas por cobrar mejoró en 11,2%

La rotación de las cuentas por cobrar se ubicó en 2,15 meses, comparado con un nivel de 2,42 durante el mismo periodo del año 2004. Con este resultado se mantienen los niveles de los últimos trimestres, atenuando el efecto estacional de las cobranzas del sector público para los primeros meses del año.


Rotación de las Cuentas por Cobrar (meses)
4,0
3,0
2,0
1,0
0,0
Bueno
2,42
2,40
2,12
2,13
2,15
1T 04
2T 04
3T 04
4T 04
1T 05

Seguridad de los Empleados

Las Caminatas de Seguridad previenen accidentes

Durante el trimestre se registraron diez accidentes leves con pérdida de tiempo (ocho contratistas y dos trabajadores EDC). Como parte de las medidas de prevención de accidentes, se estan realizando las Caminatas de Seguridad, con el objetivo de detectar condiciones o actos fuera de la norma, que puedan ocasionar algún accidente dentro de las diferentes áreas operativas y administrativas (oficinas, talleres, almacenes y áreas comunes). Estas áreas son recorridas diariamente por los trabajadores.


Número de Accidentes
2001
28
31
2002
27
27
2003
34
27
2004
22
25
1T 05
8
2
Empleados
Contratistas

Programas orientados a la Reducción de Costos

Recuperación de Equipos de Transmisión y Distribución

Con la recuperación de equipos se obtuvieron ahorros de Bs. 3.768 MM

Continuando con el programa de recuperación de equipos, durante el primer trimestre se logró la recuperación de 265 equipos de distribución, generando un ahorro de Bs. 2.746 MM en comparación con los precios de adquisición. De esta forma, continuamos contribuyendo con la optimización del uso de los activos de la red eléctrica y el cuidado del medio ambiente.

Así mismo, la unidad de Transmisión generó para el trimestre, un ahorro de Bs. 1.022 MM por recuperación de cámaras de interruptores en S/E mayores.


Recuperación de Equipos de Distribución
Ahorros MM Bs.
8.424
Equipos Recuperados
2.711
Ahorros MM Bs.
2.746
Equipos Recuperados
265
2004
1T05

Ahorros de Bs.416 MM

Sustitución de Transformadores

En el trimestre fueron reubicados 18 transformadores que estaban siendo sub-utilizados en relación a su capacidad.

De esta manera se optimiza el uso de los activos de la red de distribución y se ahorra al disminuir la compra de nuevos equipos (Bs. 416 MM).

Incorporación de 3.894 nuevos clientes

Programas orientados para la Recuperación de Pérdidas de Energía

Para el trimestre las pérdidas de energía se ubicaron en 17,66% (10,26% corresponden a pérdidas no técnicas).

En revisión del Plan Estratégico de Recuperación de Pérdidas se reforzaron las iniciativas orientadas al aumento de los ingresos de la Empresa: "Zero Unaccounted for Energy". El mismo se centra en:

- Plan Integral que involucra todas las unidades de la Empresa.
- Desarrollo de iniciativas y proyectos de recuperación y reducción de pérdidas técnicas y no técnicas.
- Enfoque de Gerencia de Ingresos y Gerencia de Activos para toma de decisiones operativas y de inversión.

Como producto de la aplicación del Plan, durante el trimestre se obtuvieron los siguientes resultados:

- Incorporación de 3.894 nuevos clientes;
- Recuperación de 39 GWh;
- Instalación de 40 medidores de control;
- Retiro de 12.666 luminarias ilegales e instalación de 33 relojes de control de encendido de alumbrado público;
- Sustitución de 7.610 medidores con aferición vencida;
- Calibración del 100% de las unidades de medición remota de las subestaciones menores;
- Desarrollo de nuevos estándares técnicos para evitar el fraude y hurto de energía eléctrica.

Instalación de 298 medidores prepago

Barrio Eléctrico

Durante el trimestre se instalaron, en el Barrio La Morán, 298 medidores con tecnología prepago. El gobierno local (Alcaldía Libertador) ha aportado Bs. 172 Millones.

Adicionalmente, con el objeto de evaluar la aplicación futura de este proyecto a otras zonas se concluyó la fase de clasificación de la población del Área Metropolitana de Caracas según sus características de educación, ingresos, servicios, vivienda y equipamiento. Esta clasificación se llevó a cabo utilizando técnicas de análisis estadístico multivariable, con información georeferenciada.

Conocimiento exacto del comportamiento de cada medidor

Proyecto Levantamiento de relación Cliente-Transformador

Al cierre del trimestre se culminó exitosamente el proceso de licitación y contratación para iniciar el levantamiento masivo de la relación Cliente-Transformador. Se impartió el adiestramiento a las personas que van a conformar los equipos de levantamiento y se realizaron las primeras pruebas en campo con los nuevos equipos portátiles. Esta información es un insumo de gran utilidad para orientar de manera más eficiente y efectiva las labores de disminución de pérdidas no técnicas y poder calcular la rentabilidad de los circuitos.

En el trimestre se identificaron 11.100 medidores legales y 1.011 conexiones ilegales, para un total 12.111 puntos de conexión asociados a sus respectivos transformadores. En total se revisó la relación transformador-medidor correspondiente al área atendida por 12 subestaciones.

GENEVAPCA
Energía positiva en acción

FILIALES

Durante el primer trimestre de 2005, Generación de Energía y Vapor (GENEVAPCA) -además de cumplir sus compromisos con PDVSA- contribuyó a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando a CADAFE 111 GWh (aprox. 38 % de la demanda de la región), de esta forma seguimos apoyando al S.I.N.

Las ventas totales de energía eléctrica al cierre del primer trimestre totalizaron 310 GWh mientras que las ventas de vapor sumaron 160.179 TM, representando una disminución de 6,27% y de 23,52% respectivamente, en relación al mismo periodo del año 2004.


Aportes de Energía al Sistema Eléctrico Venezolano
(GWh)
130
177
178
163
111
1T 04
2T 04
3T 04
4T 04
1T 05

Administradora SERDECO, C.A.

Los ingresos operativos alcanzaron Bs. 5,5 millardos para el primer trimestre del año 2005, aumentando en un 6% con respecto al primer trimestre del año 2004. Este aumento fue producto de la aplicación del ajuste de tarifas del servicio de Aseo, Relleno Sanitario y el servicio de gestión comercial a PDVSA Gas.

Los gastos operativos para el trimestre fueron de Bs. 3,8 millardos, representando un incremento del 4% comparado con el mismo periodo del año anterior. Esta variación obedece principalmente al aumento del costo de los servicios y de la plataforma tecnológica utilizados por las operaciones de la empresa.

COMMOVIL
AES Soluciones Tecnológicas

Al cierre del trimestre Commovil generó ingresos operativos de Bs. 787 millones, mientras que los gastos operativos alcanzaron Bs. 454 millones.

La empresa cuenta con 163 clientes y los servicios prestados comprenden: venta, alquiler y reparación de equipos (radios y accesorios). La disponibilidad de los servicios totalizó 99,9%.

smartpower

Los servicios de smartpower han facilitado la detección de pérdidas a nivel de subestaciones, con el plan piloto de verificación de medición en la S/E Barbecho, Los Teques.

Igualmente seguimos ofreciendo como principal servicio la telemedición de variables eléctricas para el control del consumo, contribuyendo al uso eficiente de la energía por parte de nuestros clientes.

AES network

Al cierre del primer trimestre, AES Network cuenta con 36 clientes: operadores de telecomunicaciones nacionales e internacionales y proveedores de acceso a Internet (ISPs).

Sus ingresos operativos para el trimestre fueron de Bs. 2,3 millardos y sus gastos operativos de Bs. 917 millones.

La disponibilidad del servicio TDM para ese mismo periodo se ubicó en 99,99%. En los servicios Ethernet la disponibilidad se ubicó en 99,93%.

AES Network es la única empresa en Venezuela que ofrece servicios de conectividad de ethernet en fibra óptica, operando las 24 horas del día los 365 días del año.

El precio de la acción cerró en Bs. 470

MERCADO BURSATIL

Precio Acción EDC

El precio de la acción cerró en Bs. 470 superando en 6,1% el precio de cierre del mes de marzo de 2004 (Bs. 443). Este incremento se debió al reparto de dividendos extraordinarios durante el año 2004 y principio de 2005, así como a la mejora en el perfil de la deuda, reflejando una estructura de capital adecuada al tipo de empresa.


Precio de la Acción EDC
(Bs.)
443
450
495
499,9
470
1T 04
2T 04
3T 04
4T 04
1T 05

La devaluación del bolívar afectó la Capitalización del Mercado

Capitalización del Mercado

La capitalización del mercado alcanzó US$ 694 MM, disminuyendo en 5,3% en relación al valor de cierre a marzo de 2004. Esta disminución obedece a la devaluación del bolívar frente al dólar americano del 12%, durante el mes de marzo de 2005, anulando el aumento de 6,1% en el precio de la acción.


Capitalización del Mercado
(Millones de US$)
733
744
819
827
694
1T 04
2T 04
3T 04
4T 04
1T 05

www.laedc.com.ve es la nueva forma de conocer a la EDC

EVENTOS RELEVANTES

La Electricidad de Caracas lanza nueva Página Web

La EDC ofrece a sus clientes, accionistas, inversionistas y público en general, la nueva Página Web de la empresa: www.laedc.com.ve, donde podrán obtener información las 24 horas del día.

Esta nueva herramienta de comunicaciones interactiva, permite reforzar la presencia e imagen de la empresa en el mercado con un diseño y concepto innovador.

La Página Web está dividida en tres módulos principales:

- La Empresa: en este módulo se puede conocer la historia, adquirir conocimientos básicos acerca de la electricidad y conocer los programas de responsabilidad social que mantiene la organización.
- Relaciones con Inversionistas: esta sección permite conocer la cotización en tiempo real de la acción EDC, consultar reportes trimestrales, estados financieros, presentaciones, calendario de eventos y preguntas frecuentes de la comunidad financiera.
- Oficina Virtual: ofrece servicios en línea (consulta de saldo e información de bancos afiliados a pago directo), simulador de consumo eléctrico en el hogar, cronograma de interrupciones, etc..

Pago oportuno del primer cupón

Pago del Primer Cupón sobre Bonos EDC 2014

El 15 de abril de 2005, la EDC pagó el primer cupón de intereses por un total de US$ 12,4 MM, correspondiente a la emisión de Bonos EDC 2014, que asciende a US$ 260 MM.

Esta emisión fue liderada por ABN Amro, con vencimiento a 10 años y rendimiento de 10,25% anual, pagadero semestralmente.

Se mantiene el pago de dividendos en efectivo

Dividendos

En el mes de febrero, CADIVI autorizó el pago de dividendo extraordinario en dólares (que corresponde al dividendo decretado el 30 de noviembre de 2004, de Bs. 15,28 por acción) a tenedores de ADRs, a tasa oficial de Bs. 1.920 por US$, por un monto total de US$ 21,9 MM.

El 8 de abril de 2005, se pagó un dividendo extraordinario en efectivo de Bs 17,10 por acción (Bs. 855 por ADRs), a los accionistas registrados en libros al 31 de marzo de 2005.


Dividendos pagados Bs./Acción (Trimestral)
12,86
36,65
15,28
17,10
1T 04
2T 04
3T 04
4T 04
8-abr-05

RESPONSABILIDAD SOCIAL

Programa Aporte Voluntario por Nómina

AVN

La empresa, entre sus acciones de responsabilidad social, apoya al Dividendo Voluntario para la Comunidad (DVC) no sólo desde el punto de vista institucional, sino también a través del programa **Aporte Voluntario por Nómina (AVN)**. Este es un programa a través del cual se busca la incorporación y participación directa de los trabajadores, quienes conjuntamente con las empresas apoyan obras sociales. El DVC, bajo sólidos criterios gerenciales, canaliza los aportes de las empresas y sus trabajadores hacia proyectos de acción social, elegidos por quienes aportan. Con estos aportes, el DVC en el primer trimestre apoyó 9 proyectos, 5 en el área de salud por un monto de Bs.156.2 millones y 4 en el área de educación por Bs.210.2 millones, entre las instituciones beneficiadas podemos mencionar entre otras: Asociación Civil Hogar Bambi De Venezuela, Fundación Operación Sonrisa De Venezuela y Asociación Civil Centro Comunal Don Bosco.

Programa Dona tu Vuelto

Dona tu vuelto

Dona tu Vuelto, es un programa que recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios, el cual se destina a la obra de Fe y Alegría en Venezuela y cuenta con el auspicio del Dividendo Voluntario para la Comunidad (DVC).

Durante el primer trimestre de 2005, se aprobaron Bs. 50 MM para la construcción de la biblioteca, la remodelación y dotación de la sala telemática de la escuela Nuestra Señora De Coromoto Scool en la ciudad de Los Teques, esta iniciativa beneficio a 600 alumnos de bajo recursos.

Voluntariado EDC

Como iniciativa de los trabajadores de la EDC, durante el trimestre se aprobó un monto de Bs. 7 millones para el acondicionamiento de una cancha deportiva ubicada en la populosa barriada del 23 de Enero.

Gracias al Voluntariado de los trabajadores de la EDC, 50 trabajadores de la Unidad de Gestión Comercial, conjuntamente con los vecinos aportaron sus esfuerzos y dedicación en su tiempo libre para hacer posible esta acción.

El Electrobus

El Electrobus es una unidad móvil que tiene como objetivo difundir conocimientos básicos de electricidad a través del uso de herramientas alternativas y experiencias interactivas.

Este proyecto está enmarcado en el Programa de Eficiencia Energética llevado a cabo por la EDC para acercarse más sus clientes y a las comunidades en general.

Durante el trimestre se visitaron nueve colegios e instituciones públicas y privadas para alcanzar un total de 957 visitantes.

Proyecto Arboleda

GENEVAPCA, junto a otras organizaciones gubernamentales regionales, ha venido reforestando la Península de Paraguaná con especies forestales autóctonas.

Durante el trimestre se sembraron 260 árboles de diferentes especies y se ha llevado el mensaje ambientalista a 4 instituciones educativas, sumando un total de 2.420 personas entre niños, jóvenes y adultos.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de marzo de 2005.

La tasa de cambio para el cierre de marzo de 2005 fue 2.150,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.987,84 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de marzo 2005 fue 474,95 y el IPC promedio para el periodo de enero-marzo de 2005 fue 470,88.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico:

Este informe puede contener información y declaraciones a futuro (forward-looking statements) que son inherentemente especulativas con base en la información, planes operativos y proyecciones disponibles en la actualidad acerca de tendencias y hechos futuros. Como tales, están sujetas a riesgos e incertidumbres. Diversos factores podrían hacer que los hechos reales futuros difieran significativamente de los expresados o previstos en el presente informe, inclusive, entre otros, los cambios en las condiciones generales económicas, políticas, gubernamentales y de negocios. Si alguno o algunos de estos riesgos o incertidumbres llegaran a materializarse, o si los supuestos subyacentes resultaran incorrectos, los hechos reales futuros podrían variar significativamente de los descritos. C.A. La Electricidad de Caracas (EDC) no asume ninguna obligación de actualizar o corregir la información contenida en este informe.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS
(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2005)

	1T 04 Bs.	2T 04 Bs.	3T 04 Bs.	4T 04 Bs.	1T 05 Bs.	1T 05 MM US$
Ingresos de Operación	308.215	310.529	342.525	338.476	290.606	146
Gastos de Operación	(161.675)	(134.669)	(166.399)	(168.410)	(160.709)	(81)
EBITDA	146.540	175.860	176.126	170.066	129.897	65
MARGEN EBITDA	47,54%	56,63%	51,42%	50,24%	44,70%	44,70%
Depreciación	(91.388)	(105.730)	(102.849)	(91.428)	(92.263)	(46)
EBIT	55.152	70.130	73.277	78.637	37.634	19
MARGEN EBIT	17,89%	22,58%	21,39%	23,23%	12,95%	12,95%
Otros Ingresos y (Egresos) Neto	(686)	(1.718)	(9.362)	(13.683)	(31.276)	(16)
Costo Integral de Financiamiento, neto	(135.665)	(40.694)	(18.976)	(25.474)	(65.246)	(33)
UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, OPERACIONES DISCONTINUAS, PARTICIPACION PATRIMONIAL EN COMPAÑIA AFILIADA E INTERESES MINORITARIOS	(81.199)	27.718	44.939	39.480	(58.888)	(30)
Provisión para Impuestos	(10.415)	(14.060)	(14.516)	3.097	(8.843)	(4)
Operaciones Discontinuas	1	1.208	(2.227)	1.018	-	-
Participación Patrimonial en Compañia Afiliada	(212)	413	(205)	257	(309)	(0)
Intereses Minoritarios	3	(747)	972	(325)	(339)	(0)
UTILIDAD (PÉRDIDA) NETA	(91.822)	14.632	28.963	43.627	(68.379)	(34)
MARGEN UTILIDAD NETA	-29,79%	4,68%	8,46%	12,86%	-23,53%	-23,53%
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(29,08)	4,60	9,17	13,78	(21,65)	(0,01)
UTILIDAD (PÉRDIDA) NETA POR ADR	(1.454)	230	459	689	(1.083)	(1)
ACCIONES EN CIRCULACIÓN (Millones)	3.158	3.158	3.158	3.158	3.158	3.158

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2005)

	2004 31 de Marzo	2005 31 de Marzo
ACTIVO		
Activo Circulante	1.062.449	1.069.232
Efectivo y Equivalentes de Efectivo	572.981	619.432
Propiedades, Planta y Equipos, neto	3.984.648	3.647.821
Inversiones	89.479	3.909
Cuentas por Cobrar a Largo Plazo	57.675	42.112
Activos Intangibles y Cargos Diferidos	24.396	42.505
Total Activo	**5.218.647**	**4.805.579**
PASIVO Y PATRIMONIO		
Pasivo Circulante	1.455.841	988.737
Deuda a corto plazo	986.235	426.978
Deuda a Largo Plazo	461.814	883.692
Otros Pasivos	200.531	183.487
Patrimonio	3.100.461	2.749.663
Total Pasivo y Patrimonio	**5.218.647**	**4.805.579**
Activo Circulante / Pasivo Circulante	**0,73**	**1,08**
Deuda Financiera C P / Deuda L P	**2,14**	**0,48**
Patrimonio / Activo Total	**59,41%**	**57,22%**
Deuda Financiera / Capitalización Total	**31,84%**	**32,28%**